FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 19, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Financial Statements for the years ended 2024, 2023 and 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 2024, 2023 and 2022

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2024	2023	2022

Net sales	1	12,523,934	14,868,860	11,762,526
Cost of sales	2	(8,135,489)	(8,668,915)	(7,087,739)
Gross profit		4,388,445	6,199,945	4,674,787
Selling, general and administrative expenses	3	(1,904,828)	(1,919,307)	(1,634,575)
Impairment charge	5	-	-	(76,725)
Other operating income	6	60,650	53,043	104,497
Other operating expenses	6	(125,418)	(17,273)	(104,709)
Operating income		2,418,849	4,316,408	2,963,275
Finance income	7	242,319	213,474	80,020
Finance cost	7	(61,212)	(106,862)	(45,940)
Other financial results	7	(52,051)	114,365	(40,120)
Income before equity in earnings of non-consolidated companies and income tax		2,547,905	4,537,385	2,957,235
Equity in earnings of non-consolidated companies	8	8,548	95,404	208,702
Income before income tax		2,556,453	4,632,789	3,165,937
Income tax	9	(479,680)	(674,956)	(617,236)
Income for the year		2,076,773	3,957,833	2,548,701

Attributable to:
Shareholders' equity		2,036,445	3,918,065	2,553,280
Non-controlling interests		40,328	39,768	(4,579)
		2,076,773	3,957,833	2,548,701
Earnings per share attributable to shareholders' equity during the year:
Weighted average number of outstanding ordinary shares (thousands) (*)		1,127,491	1,178,876	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		1.81	3.32	2.16
Basic and diluted earnings per ADS (U.S. dollars per ADS) (**)		3.61	6.65	4.33

(*) Number of outstanding shares as of December 31, 2024 and 2023 were 1,084,272,191 and 1,167,888,739, respectively.

(**) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2024	2023	2022

Income for the year	2,076,773	3,957,833	2,548,701
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(73,551)	38,937	(23,710)
Reclassification of currency translation adjustment reserve (*)	-	(878)	(71,252)
Change in value of cash flow hedges and instruments at fair value	171,658	(112,433)	(5,186)
Income tax relating to components of other comprehensive income	(22,395)	(24,591)	-
From participation in non-consolidated companies:
- Currency translation adjustment	(47,840)	110,801	7,336
- Changes in the value of cash flow hedges and instruments at fair value, net of income tax	45,690	(47,963)	1,435
	73,562	(36,127)	(91,377)
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	(7,022)	(6,816)	13,577
Income tax on items that will not be reclassified	1,790	2,204	(2,673)
Remeasurements of post-employment benefit obligations of non-consolidated companies, net of income tax	(333)	(4,083)	3,588
	(5,565)	(8,695)	14,492
Other comprehensive income (loss) for the year	67,997	(44,822)	(76,885)
Total comprehensive income for the year	2,144,770	3,913,011	2,471,816

Attributable to:
Shareholders' equity	2,105,829	3,873,213	2,476,373
Non-controlling interests	38,941	39,798	(4,557)
	2,144,770	3,913,011	2,471,816

(*) During 2022 as a result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified with impact in the income statement.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated STATEMENTS OF FINANCIAL POSITION

		At December 31, 2024		At December 31, 2023
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,121,471		6,078,179
Intangible assets, net	12	1,357,749		1,377,110
Right-of-use assets, net	13	148,868		132,138
Investments in non-consolidated companies	14	1,543,657		1,608,804
Other investments NC	20	1,005,300		405,631
Deferred tax assets	22	831,298		789,615
Receivables, net	15	205,602	11,213,945	185,959	10,577,436
Current assets
Inventories, net	16	3,709,942		3,921,097
Receivables and prepayments, net	17	179,614		181,368
Current tax assets	18	332,621		256,401
Contract assets	1	50,757		47,451
Trade receivables, net	19	1,907,507		2,480,889
Derivative financial instruments CA	26	7,484		9,801
Other investments C	20	2,372,999		1,969,631
Cash and cash equivalents	20	675,256	9,236,180	1,637,821	10,504,459
Total assets			20,450,125		21,081,895
EQUITY
Shareholders' equity			16,593,257		16,842,972
Non-controlling interests			220,578		187,465
Total equity			16,813,835		17,030,437
LIABILITIES
Non-current liabilities
Borrowings	21	11,399		48,304
Lease liabilities	13	100,436		96,598
Derivative financial instruments NCL	26	-		255
Deferred tax liabilities	22	503,941		631,605
Other liabilities	23 (i)	301,751		271,268
Provisions	24	82,106	999,633	101,453	1,149,483
Current liabilities
Borrowings	21	425,999		535,133
Lease liabilities	13	44,490		37,835
Derivative financial instruments CL	26	8,300		10,895
Current tax liabilities	18	366,292		488,277
Other liabilities	23 (ii)	585,775		422,645
Provisions	25 (ii)	119,344		35,959
Customer advances	1	206,196		263,664
Trade payables		880,261	2,636,657	1,107,567	2,901,975
Total liabilities			3,636,290		4,051,458
Total equity and liabilities			20,450,125		21,081,895

Contingencies, commitments and restrictions on the distribution of profits are disclosed in note 27 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated statementS of changes in equity

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (5)	Retained Earnings (6)	Total	Non- controlling interests	Total

Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437
Income for the year	-	-	-	-	-	-	2,036,445	2,036,445	40,328	2,076,773
Currency translation adjustment	-	-	-	-	(72,792)	-	-	(72,792)	(759)	(73,551)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(4,604)	-	(4,604)	(628)	(5,232)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	149,263	-	149,263	-	149,263
Other comprehensive income of non-consolidated companies	-	-	-	-	(47,840)	45,357	-	(2,483)	-	(2,483)
Other comprehensive income (loss) for the year	-	-	-	-	(120,632)	190,016	-	69,384	(1,387)	67,997
Total comprehensive income (loss) for the year	-	-	-	-	(120,632)	190,016	2,036,445	2,105,829	38,941	2,144,770
Repurchase of own shares (2)	-	(1,441,843)	-	-	-	-	-	(1,441,843)	-	(1,441,843)
Cancellation of own shares (3)	(17,779)	299,931	(1,778)	-	-	-	(280,374)	-	-	-
Changes in share buyback program liability (4)	-	-	-	-	-	(157,024)	-	(157,024)	-	(157,024)
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	1,109	1,109	34	1,143
Dividends paid in cash	-	-	-	-	-	-	(757,786)	(757,786)	(5,862)	(763,648)
Balance at December 31, 2024	1,162,758	(1,355,651)	116,276	609,733	(1,110,803)	(570,986)	17,741,930	16,593,257	220,578	16,813,835

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2024 there were 1,162,757,528 shares issued. All issued shares are fully paid.

(2) As of December 31, 2024, the Company held 78,485,337 shares as treasury shares, and there were 1,084,272,191 outstanding shares. For more information see note 35.

(3) On April 30, 2024, the extraordinary general meeting of shareholders approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) For more information see note 35.

(5) Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income, and the changes in the share buyback program liability.

(6) The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (3)	Retained Earnings (4)	Total	Non- controlling interests	Total

Balance at December 31, 2022	1,180,537	-	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the year	-	-	-	-	-	-	3,918,065	3,918,065	39,768	3,957,833
Currency translation adjustment	-	-	-	-	38,587	-	-	38,587	350	38,937
Reclassification of currency translation adjustment reserve	-	-	-	-	(878)	-	-	(878)	-	(878)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(3,096)	(1,196)	(4,292)	(320)	(4,612)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	(137,024)	-	(137,024)	-	(137,024)
Other comprehensive income of non-consolidated companies	-	-	-	-	110,801	(52,046)	-	58,755	-	58,755
Other comprehensive (loss) income for the year	-	-	-	-	148,510	(192,166)	(1,196)	(44,852)	30	(44,822)
Total comprehensive income (loss) for the year	-	-	-	-	148,510	(192,166)	3,916,869	3,873,213	39,798	3,913,011
Repurchase of own shares (2)	-	(213,739)	-	-	-	-	-	(213,739)	-	(213,739)
Changes in share buyback program liability	-	-	-	-	-	(86,240)	-	(86,240)	-	(86,240)
Acquisition and other changes in non-controlling interests (5)	-	-	-	-	-	-	540	540	37,906	38,446
Dividends paid in cash	-	-	-	-	-	-	(636,511)	(636,511)	(18,967)	(655,478)
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2023 there were 1,180,536,830 shares issued. All issued shares were fully paid.

(2) As of December 31, 2023, the Company held 12,648,091 shares as treasury shares, and there were 1,167,888,739 outstanding shares.

(3) Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(4) The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.

(5) Mainly related to Global Pipe Company (“GPC”) acquisition.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total

Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702
Income (loss) for the year	-	-	-	-	-	2,553,280	2,553,280	(4,579)	2,548,701
Currency translation adjustment	-	-	-	(23,632)	-	-	(23,632)	(78)	(23,710)
Reclassification of currency translation adjustment reserve (4)	-	-	-	(71,252)	-	-	(71,252)	-	(71,252)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	10,519	13	10,532	372	10,904
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(4,914)	-	(4,914)	(272)	(5,186)
Other comprehensive income of non-consolidated companies	-	-	-	7,336	5,023	-	12,359	-	12,359
Other comprehensive (loss) income for the year	-	-	-	(87,548)	10,628	13	(76,907)	22	(76,885)
Total comprehensive income (loss) for the year	-	-	-	(87,548)	10,628	2,553,293	2,476,373	(4,557)	2,471,816
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	(1,407)	(1,407)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(10,432)	(541,674)
Balance at December 31, 2022	1,180,537	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2022 there were 1,180,536,830 shares issued. All issued shares were fully paid.

(2) Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.

(4) Related to NKKTubes’ cease of operations.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2024	2023	2022
Cash flows from operating activities
Income for the year		2,076,773	3,957,833	2,548,701
Adjustments for:
Depreciation and amortization	11, 12 & 13	632,854	548,510	607,723
Impairment charge	5	-	-	76,725
Bargain purchase gain	6, 8 & 34	(2,211)	(3,162)	-
Income tax accruals less payments	30(ii)	(222,510)	(143,391)	257,651
Equity in earnings of non-consolidated companies	8	(8,548)	(95,404)	(208,702)
Interest accruals less payments, net	30(iii)	(1,067)	(53,480)	1,480
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6, 25(ii) & 27(i)	89,371	-	-
Changes in provisions	24 & 25(ii)	(25,155)	21,284	16,433
Reclassification of currency translation adjustment reserve (*)	6	-	(878)	(71,252)
Changes in working capital (**)	30(i)	286,917	182,428	(2,131,245)
Others, including net foreign exchange differences		39,794	(18,667)	69,703
Net cash provided by operating activities		2,866,218	4,395,073	1,167,217

Cash flows from investing activities
Capital expenditures	11 & 12	(693,956)	(619,445)	(378,446)
Changes in advance to suppliers of property, plant and equipment	15	(10,391)	1,736	(18,901)
Acquisition of subsidiaries, net of cash acquired (***)	34	31,446	(265,657)	(4,082)
Other investments at fair value		-	(1,126)	-
Additions to associated companies	14 (b)	-	(22,661)	-
Loan to joint ventures	14 (c)	(5,551)	(3,754)	-
Proceeds from disposal of property, plant and equipment and intangible assets		28,963	12,881	48,458
Dividends received from non-consolidated companies	14	73,810	68,781	66,162
Changes in investments in securities		(821,478)	(1,857,272)	123,254
Net cash used in investing activities		(1,397,157)	(2,686,517)	(163,555)

Cash flows from financing activities
Dividends paid	10	(757,786)	(636,511)	(531,242)
Dividends paid to non-controlling interest in subsidiaries		(5,862)	(18,967)	(10,432)
Changes in non-controlling interests		1,143	3,772	(1,407)
Acquisition of treasury shares		(1,439,589)	(213,739)	-
Payments of lease liabilities	13	(68,574)	(51,492)	(52,396)
Proceeds from borrowings	21	1,870,666	1,723,677	1,511,503
Repayments of borrowings	21	(1,999,427)	(1,931,747)	(1,094,370)
Net cash used in financing activities		(2,399,429)	(1,125,007)	(178,344)

(Decrease) increase in cash and cash equivalents		(930,368)	583,549	825,318

(*) For the year 2022, related to NKKTubes’ cease of operations.

(**) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $30.3 million for 2024, $(16.7) million for 2023 and $4.2 million for 2022.

(***) For the year 2024, related to the Mattr’s pipe coating business unit acquisition. For more information see note 34.

For the year 2023, related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions.

For the year 2022, related to Parques Eólicos de la Buena Ventura S.A. acquisition.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

		Year ended December 31,
	Notes	2024	2023	2022
Movement in cash and cash equivalents
At the beginning of the year		1,616,597	1,091,433	318,067
Effect of exchange rate changes		(25,431)	(58,385)	(51,952)
(Decrease) increase in cash and cash equivalents		(930,368)	583,549	825,318
At December 31,		660,798	1,616,597	1,091,433

		At December 31,
Cash and cash equivalents		2024	2023	2022
Cash and bank deposits	20	675,256	1,637,821	1,091,527
Bank overdrafts	21	(14,458)	(21,224)	(94)
		660,798	1,616,597	1,091,433

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Impairment charge
D	Foreign currency translation	6	Other operating income and expenses
E	Property, plant and equipment	7	Financial results
F	Intangible assets	8	Equity in earnings of non-consolidated companies
G	Right-of-use assets and lease liabilities	9	Income tax
H	Impairment of non-financial assets	10	Dividends distribution
I	Other investments	11	Property, plant and equipment, net
J	Inventories	12	Intangible assets, net
K	Trade and other receivables	13	Right-of-use assets, net and lease liabilities
L	Cash and cash equivalents	14	Investments in non-consolidated companies
M	Equity	15	Receivables non-current
N	Borrowings	16	Inventories, net
O	Current and deferred income tax	17	Receivables and prepayments, net
P	Employee benefits	18	Current tax assets and liabilities
Q	Provisions	19	Trade receivables, net
R	Trade and other payables	20	Cash and cash equivalents and other investments
S	Revenue recognition	21	Borrowings
T	Cost of sales and other selling expenses	22	Deferred tax assets and liabilities
U	Earnings per share	23	Other liabilities
V	Financial instruments	24	Non-current allowances and provisions
		25	Current allowances and provisions
III	FINANCIAL RISK MANAGEMENT	26	Derivative financial instruments
		27	Contingencies, commitments and restrictions on the distribution of profits
A	Financial risk factors	28	Cancellation of title deed in Saudi Steel Pipe Company
B	Category of financial instruments and classification within the fair value hierarchy	29	Foreign exchange control measures in Argentina
C	Fair value estimation	30	Cash flow disclosures
D	Accounting for derivative financial instruments and hedging activities	31	Related party transactions
		32	Principal accountant fees
		33	Principal subsidiaries
		34	Business combinations
		35	Share buyback programs
		36	Climate change
		37	Events after the reporting period

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the Company’s principal subsidiaries is included in note 33 to these Consolidated Financial Statements.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; and the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 19, 2025. The Board of Directors has the power to amend and reissue these Consolidated Financial Statements.

II. ACCOUNTING POLICIES

The accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS" or "IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) and plan assets at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving material estimates or judgements are: impairment testing of long-lived assets (notes II.H), impairment in investments in associates (note II.B); income taxes -including recoverability of deferred tax assets- (note II.O); obsolescence of inventory (note II.J); contingencies (note II.Q); allowance for trade receivables (note II.K); post-employment and other long-term benefits (note II.P); business combinations (notes II.B); useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.H), fair value estimation of certain financial instruments (note III.B) and property title ownership restriction (note IV.28). During the year there were no significant changes in the material accounting estimates and judgements.

(1)	Accounting pronouncements applicable as from January 1, 2024

Accounting pronouncements that became effective during 2024 have no material effect on the Company’s financial condition or results of operations.

The following amendments became effective as at 1 January 2024:

▪	Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1.
▪	Lease Liability in a Sale and Leaseback – Amendments to IFRS 16.
▪	Disclosures: Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

(2)	New accounting pronouncements not applicable as of December 31, 2024

Amendments to IAS 21 – Lack of Exchangeability

In August, 2023, the IASB published “Lack of Exchangeability (Amendments to IAS 21)” with new guidance to determine when a currency is exchangeable or not, and how to determine the exchange rate to apply when a currency is not exchangeable. The amendments also require the disclosure of additional information when a currency is not exchangeable.

The amendments are effective for annual periods beginning on or after January 1, 2025 with early adoption permitted and without retrospective application.

The Company does not expect these amendments to have a material impact on its operations or financial statements.

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB published IFRS 18, that will replace IAS 1 “Presentation of financial statements”. IFRS 18 introduces new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be extensive, in particular those related to the income statement, statement of financial position, statement of cash flows and the inclusion of management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the Consolidated Financial Statements.

The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending December 31, 2026 and December 31, 2025 will be restated in accordance with IFRS 18. The EU has still not endorsed this standard.

Other newly published accounting standards, amendments to accounting standards and interpretations are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions.

B	Group accounting

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In some cases, the Company considers that it has the ability to affect returns through its power over an entity even if it holds less than 50% of the shares or voting rights of the subsidiary because it is able to prevail at all of the subsidiary’s general meetings, which in turn allows Tenaris to nominate and appoint a majority of the subsidiary’s board of directors. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are no longer consolidated from the date control ceases.

The acquisition method is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement as bargain purchase.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured at fair value through profit or loss.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value and the change in carrying amount, net of consideration received (if any), recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)	Non-consolidated companies

Investments in non-consolidated companies (associates and joint ventures), which generally involve a shareholding of between 20% and 50% of the voting rights, are accounted for by the equity method and are initially recognized at cost (as defined by IAS 28, “Investments in Associates and Joint Ventures”). The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Associated companies are those entities in which Tenaris exerts significant influence in accordance with IFRS, but does not have control.

Joint arrangements are combinations in which there are contractual agreements by virtue of which two or more partner companies hold an interest in one or more companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners (as defined by IFRS 11 “Joint Arrangements”). A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Under the equity method of accounting, investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

If material, unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies are adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The main investments in non-consolidated companies are:

a)	Ternium

At December 31, 2024, Tenaris held 11.46% in the share capital of Ternium S.A. (“Ternium”) representing 11.70% of its outstanding shares. The following factors and circumstances evidence that Tenaris has significant influence over Ternium:

▪	four out of eight members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors; and
▪	both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”) and under the shareholders’ agreement by and between the Company and Techint Holdings S.àr.l ("Techint"), a wholly owned subsidiary of San Faustin and Ternium’s controlling shareholder, dated January 9, 2006 Techint, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be removed from Ternium’s board of directors only pursuant to previous written instructions of the Company.

b)	Usiminas

At December 31, 2024, Tenaris held, through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 47.5 million ordinary shares and 1.3 million preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas (“Usiminas”), representing 6.76% of its shares with voting rights and 3.96% of its total share capital.

Confab’s participation in Usiminas share capital is the result of a series of acquisitions, the first of which was performed on January 16, 2012, pursuant to which Ternium (through certain of its subsidiaries) and Confab acquired a large block of Usiminas ordinary shares and joined Usiminas’ existing control group. Subsequently, in 2016, Ternium and Confab subscribed to additional ordinary shares and to preferred shares.

On March 30, 2023, Confab, together with Ternium (through its subsidiaries Ternium Investments and Ternium Argentina), agreed to acquire an additional 68.7 million ordinary shares of Usiminas at a price of BRL10 per ordinary share. The transaction closed on July 3, 2023, and was financed with cash on hand. Tenaris paid approximately BRL110 million (approximately $22.7 million) in cash for approximately 11 million ordinary shares, increasing its participation in the Usiminas control group to 9.8%.

The Usiminas control group comprises the T/T Group, formed by Ternium Investments, Ternium Argentina and Confab; the NSC Group, comprising Nippon Steel Corporation, Mitsubishi and MetalOne; and Usiminas’ employee pension fund, Previdência Usiminas. At December 31, 2024, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares, representing approximately 68.6% of Usiminas’ voting capital and the T/T Group held an aggregate participation of 61.3% in the control group (with 51.5% of the control group’s participation corresponding to Ternium’s subsidiaries, and remaining 9.8% corresponding to Confab); the NSC Group and Previdência Usiminas held 31.7% and 7%, respectively, in the control group.

Upon closing of the July 3, 2023 acquisition, the then existing Usiminas shareholders agreement governing the relationship between the T/T Group, the NSC Group and Previdência Usiminas was replaced by a new shareholders agreement setting forth a new governance structure for Usiminas. The T/T Group is now entitled to nominate a majority of the Usiminas board of directors, the chief executive officer and four other members of the Usiminas board of officers. Of the positions allocated to the T/T Group, Tenaris retains the right to nominate one member of the Usiminas board of directors and one member of the Usiminas board of officers. Ordinary decisions may be approved with a 55% majority of Usiminas’ control group shares.

At any time after the second anniversary of the closing of the transaction, the T/T Group will have the right to buy the NSC Group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the 40-trading day average price per share, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at BRL10 per share. Confab will have the right but not the obligation to participate in each such transaction pro rata to its current participation in the T/T Group.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Confab and the Ternium entities party to the Usiminas shareholders agreement have a separate shareholders agreement governing their respective rights and obligations as members of the T/T Group. Under such separate agreement, Confab enjoys certain rights with respect to the governance of Usiminas, including, among others, the ability to nominate certain Usiminas’ officers and directors. Those circumstances evidence that Tenaris continues having significant influence over Usiminas and, as a result, continues accounting for its investment under the equity method.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”), which operates an electric power plant in Mexico, is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. (“Tecpetrol”) and 22% by Tenaris. The Company, Ternium and Tecpetrol are parties to a shareholders’ agreement relating to the governance of Techgen and are under the indirect common control of San Faustin. Based on the facts stated above, the Company has determined that it has significant influence over this entity.

Tenaris carries its investments in non-consolidated companies under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. For more information see note 14 to these Consolidated Financial Statements.

C	Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment. All other business activities and operating segments that are not required to be separately reported are disclosed in the Other segment.

The Tubes segment includes the production and sale of steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (“OCTG”) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the worldwide oil and gas industry, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries.

The Other segment includes all business activities related to the production and selling of sucker rods, coiled tubing, tubes used for plumbing and construction applications, oilfield / hydraulic fracturing services and others as energy and raw materials that exceed internal requirements.

During 2024 and following the acquisition of Mattr’s pipe coating business unit on November 30, 2023, the management performed a review of the new business structure to decide on the allocation of resources and the assessment of performance, and decided to integrate the coating activities to its Tubes segment.

Tenaris’s Chief Operating Decision Maker (“CODM”) reviews operating and financial performance information with senior management on a monthly basis. This information differs from IFRS principally as follows:

▪	the use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciation;
▪	the use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost, mainly on a FIFO basis;
▪	any currency translation adjustment reclassification, when applicable, for companies that under IFRS had a different functional currency than the U.S. dollar; and
▪	other timing differences, if any.

Tenaris presents its geographical information in four areas: North America, South America, Europe and Asia Pacific, Middle East and Africa. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; the allocation of assets is based on their geographical location.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

D	Foreign currency translation

(1)	Functional and presentation currency

IAS 21, “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Starting January 1, 2023, the Company changed the functional currency of its Brazilian subsidiaries, from the Brazilian Real to the U.S. dollar.

Except for the Italian subsidiaries whose functional currency is the Euro and two subsidiaries whose functional currencies are the Canadian Dollar and the Norwegian Krone, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	sales are mainly negotiated, denominated and / or settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate against the U.S. dollar;
▪	prices of their critical raw materials and inputs are priced and / or settled in U.S. dollars;
▪	transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	there is a significant level of integration of the local operations within Tenaris’s international global distribution network; and
▪	net financial assets and liabilities are mainly received and maintained in U.S. dollars.

(2)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in Other financial results in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(3)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the period-end exchange rates. Translation differences are recognized in a separate component of equity as Currency Translation Adjustment. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in the Consolidated Income Statement as a gain or loss from the sale or disposal following IAS 21.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the Company and the investment enhances the condition of assets beyond its original condition. The carrying amount of any replaced parts is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23, “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

The depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses of approximately $25.2 million in 2024, did not materially affect depreciation expenses in 2023 and resulted in additional depreciation expenses of approximately $39.1 million in 2022.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the business combination which generated the goodwill being tested.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

(2)	Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38, “Intangible Assets”.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for the years 2024, 2023 and 2022.

(3)	Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology are initially recognized at cost, or at fair value at the acquisition date in case of a business combination. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, which are in the range between 3 and 20 years. Amortization charges are mainly classified as Cost of sales in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2024, 2023 and 2022, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for the years 2024, 2023 and 2022.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2024, 2023 and 2022 totaled $74.2 million, $60.0 million and $50.7 million, respectively.

Capitalized costs were not material for the years 2024, 2023 and 2022.

(5)	Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick Tube Corporation (“Maverick”) and Hydril Company (“Hydril”) groups, Saudi Steel Pipe Co. (“SSPC”), Ipsco Tubulars Inc. (“IPSCO”) and the more recent acquisition of Mattr’s pipe coating business unit.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful lives which were approximately 14 years for Maverick, 10 years for Hydril, 9 years for SSPC, 3 years for IPSCO, and 4 months for Mattr’s pipe coating business unit.

Management’s re-estimation of customer relationships useful lives, performed in accordance with IAS 38, did not affect amortization expenses for the years 2024 and 2023.

In 2022, the Company reviewed the useful life of SSPC’s customer relationships and decided to reduce it from 5 years to 3 years, consequently a higher amortization charge of approximately $4.1 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2022.

As of December 31, 2024 the net book value of SSPC’s customer relationship amounted to $11.3 million, with a residual useful life of 9 months, while the other customer relationships were fully amortized.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

G	Right-of-use assets and lease liabilities

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Lease liabilities include the net present value of i) fixed payments, less any lease incentives receivable, ii) variable lease payments that are based on an index or a rate, iii) amounts expected to be payable by the lessee under residual value guarantees, iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs incurred by the lessee.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or early termination, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Payments associated with short-term leases, variable leases and leases of low value assets are recognized on a straight-line basis as expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

H	Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows, or CGU. Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiaries represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test, or are tested more frequently if events or circumstances indicate that the carrying amount value may be impaired. In some situations where there have not been significant changes to CGU assets and liabilities as well as external and internal events and circumstances which could materially alter the recoverable amount of the CGU, the most recent detailed calculation of recoverable amount made in a preceding period may be used in the impairment test for that CGU in the current period.

For purposes of assessing key assumptions, the Company uses external sources of information and management judgment based on past experience and expectations. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive, economic and regulatory factors, such as the cost of raw materials, oil and gas prices, and the evolution of the rig count. Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (“WACC”), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined.

- Growth rate: considers mainly the inflation impact on prices and costs, the long-term evolution of the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

- Oil and gas prices: based on industry analysts’ reports and management’s expectations of market development.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b)	then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

Value in use is calculated by discounting the estimated cash flows over a five year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% taking into account among others, mainly the historical inflation rate.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. For more information on impairment charges see note 5 to these Consolidated Financial Statements.

I	Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company held not for trading have been categorized as financial assets at fair value through other comprehensive income (“FVOCI”), as the business model objective is achieved by both holding financial assets in order to collect contractual cash flows and selling financial assets. They are carried at fair value and interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is disposed. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement. FVOCI instruments with maturities greater than 12 months after the balance sheet date are included in non-current assets.

Other investments in financial instruments and time deposits are categorized as financial assets at fair value through profit or loss (“FVPL”) because such investments are held for trading and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See section III Financial Risk Management.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

J	Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs, including depreciation and amortization charges, is based on the normal level of production capacity. Inventories cost is mainly based on the FIFO method. Tenaris estimates the net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

K	Trade and other receivables

Trade and other receivables are recognized initially at fair value that corresponds to the amount of consideration that is unconditional unless they contain significant financing components. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Due to their short-term nature, their carrying amount is considered to be the same as their fair value.

Tenaris applies the IFRS 9 “Financial Instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The expected loss allowance also reflects current and forward-looking information on macroeconomic factors affecting the ability of each customer to settle the receivables.

A credit account is typically considered in default when the customer has failed to make the required minimum payments for an extended period of time. Management considerations, including customer-specific analyses, are carried out to determine if an allowance has to be allocated to the credit. Following impairment, collection is monitored and reversed in case of receipt of the payment.

L	Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in value. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, Cash and cash equivalents includes overdrafts.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

M	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

▪	the value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	the currency translation adjustment, treasury shares, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued as of December 31, 2024 were 1,162,757,528 with a par value of $1.00 per share with one vote each. Total ordinary shares issued as of December 31, 2023 and 2022 were 1,180,536,830 with a par value of $1.00 per share with one vote each. Total ordinary shares outstanding as of December 31, 2024, were 1,084,272,191, as of December 31, 2023 were 1,167,888,739 and as of December 31, 2022 were 1,180,536,830 with a par value of $1.00 per share with one vote each. Outstanding shares do not include treasury shares. All issued shares are fully paid.

(3)	Treasury Shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal or cancellation. Any potential gains or losses on disposal of treasury shares are recognized in the Consolidated Statement of Changes in Equity. Treasury shares as of December 31, 2024, were 78,485,337 and as of December 31, 2023 were 12,648,091.

(4)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. See note 27 (iii) to these Consolidated Financial Statements.

N	Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

O	Current and deferred income tax

The income tax expense or credit for the period is the tax payable or recoverable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Both current and deferred tax are recognized in the Consolidated Income Statement, in Income tax, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In these cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The temporary differences arise mainly from net operating loss carry-forwards, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories, provisions for post-employment benefits and other long-term employee benefits and fair value adjustments of assets acquired in business combinations. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences and losses can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are not recognized for temporary differences arising from the carrying amount and tax basis of investments in subsidiaries, branches and associates, and interests in joint ventures, if the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are re-measured if tax rates change. These amounts are charged or credited to the Consolidated Income Statement or to the item Other comprehensive income in the Consolidated Statement of Comprehensive Income, depending on the account to which the original amount was charged or credited.

On December 20, 2023, Pillar Two legislation was adopted in Luxembourg, and came into effect as from January 1, 2024. The group is within the scope of these rules. Therefore, is required to calculate its GloBe effective tax rate for each jurisdiction in which it is present and is liable to pay a top-up tax for the difference between its Globe effective tax rate per jurisdiction and the 15% minimum rate. The group applies the IAS 12 exception regarding the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

P	Employee benefits

(1)	Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(2)	Post-employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit funded plans, net interest income / expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2024 the outstanding liability for this plan amounts to $59.4 million.

▪	Employees’ service rescission indemnity. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2024 the outstanding liability for this plan amounts to $10.1 million.

▪	Funded retirement benefit plan held in the U.S. for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded post-retirement health and life plan is in place that offers limited medical and life insurance benefits to the retirees, frozen to new participants. As of December 31, 2024 the outstanding liability for these plans amounts to $3.0 million.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior to a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of annuities purchased from an insurance company for the benefit of current and future retirees, as well as investments in debt instruments. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. In 2022, the plant at which all members of the hourly plan were employed was decommissioned and all members ceased to accrue benefits under the plan. As of December 31, 2024 the plans were overfunded and the net assets related to these plans amounted to $9.0 million.

By their design, the defined benefit plans expose the Company to the typical risks faced by defined benefit plans such as investment performance, changes to discount rates used to value the obligations, rate of compensation increase (including inflation rates) and longevity of plan members . Pension and benefit risks are managed by regular monitoring of the plans, applicable regulations and other factors that may impact the Company’s expenses and cash flows.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The unfunded defined benefit plans are met as they fall due and are managed directly by the Company, which is entirely responsible for the plans. The funded defined benefit pension plans are governed and administered in accordance with applicable pension legislation in each jurisdiction. Each plan has an overseeing committee. The defined benefit plans are monitored on an ongoing basis to assess the funding and investment policies, financial status, and funding requirements. Significant changes to a plan or policy would be subject to approval by the board of directors of each subsidiary of the Company.

(3)	Other long-term benefits

During 2007, Tenaris launched an employee retention and long-term incentive program (“the Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of units throughout the duration of the Program. The value of each of these units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Until the end of 2017, the units were vested ratably over a period of four years and were mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. Since 2018, the units are vested ratably over the same period and are mandatorily redeemed by the Company seven years after grant date.

The beneficiaries of the Program are entitled to receive cash amounts based on: (i) the amount of dividend payments made by Tenaris to its shareholders and (ii) the number of units held by each beneficiary to the Program. The payment of the benefit is tied to the book value of the shares, and not to their market value. Tenaris valued this long-term incentive program as a long-term benefit plan as classified in IAS 19, “Employee Benefits”.

As of December 31, 2024 and 2023, the outstanding liability corresponding to the Program amounts to $148.0 million and $119.6 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2024 and 2023, is $175.0 million and $144.0 million, respectively.

(4)	Termination benefits

Termination benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)	Other compensation obligations

Employee entitlements to annual leave, long-service leave, sick leave and other bonuses and compensations obligations are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

Q	Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

This note should be read in conjunction with note 27 to these Consolidated Financial Statements.

R	Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortized cost. They are presented as current liabilities unless payment is not due within twelve months after the reporting period. Due to their short-term nature their carrying amounts are considered to be the same as their fair value.

S	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and rendering of services in the ordinary course of Tenaris’s activities. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. The control is transferred upon delivery. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. These conditions are determined and analyzed on a contract by contract basis to ensure that all performance obligations are fulfilled. In particular, Tenaris verifies customer acceptance of the goods, the satisfaction of delivery terms and any other applicable condition.

For bill and hold transactions revenue is recognized only to the extent that (a) the reason for the bill and hold arrangement must be substantive (for example, the customer has requested the arrangement); (b) the products have been specifically identified and are ready for delivery; (c) the Company does not have the ability to use the product or to direct it to another customer; (d) the usual payment terms apply.

The Company’s contracts with customers do not provide any material variable consideration, other than discounts, rebates and right of return. Discounts and rebates are recognized based on the most likely value and rights of return are based on expected value considering past experience and contract conditions.

Where the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on the expected cost plus margin.

There are no judgements applied by management that significantly affect the determination of timing of satisfaction of performance obligations, nor the transaction price and amounts allocated to different performance obligations.

Tenaris provides services primarily related to goods sold, which represent a non-material portion of sales revenue and mainly include:

Pipe management services: This comprises mainly preparation of the pipes ready to be run, delivery to the customer, storage services and rig return.

Field services: Comprises field technical support and running assistance.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

These services are rendered in connection to the sales of goods and are attached to contracts with customers for the sale of goods. A significant portion of service revenue is recognized in the same period as the goods sold. There are no distinct uncertainties in the revenues and cash flows of the goods sold and services rendered as they are included in the same contract, have the same counterparty and are subject to the same conditions.

The following inputs and outputs methods are applied to recognize revenue considering the nature of service:

Storage services: the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time that the customer maintains the material in the warehouse and the amount of the material stored. In the majority of cases, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons).

Freights: the revenue is recognized on a pro rata basis considering the units delivered and time elapsed.

Field services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

The Company also provides other services, such as hydraulic fracturing, coiled tubing and coating services. Regarding these services, the inputs and outputs methods to recognize the revenue are the following:

Coating services: the Company provides coating services on third-party tubes which are performed under specific contracts and recognized by reference to the stage of completion. Stage of completion is determined based on surveys of work performed as measured by units of production to date multiplied by contractually agreed-upon rates.

Hydraulic fracturing services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

Revenue from providing services is recognized over time in the accounting period in which the services are rendered.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, considering that the contracts do not include any significant financing component, the Company does not adjust any of the transaction prices for the time value of money. For this reason, the Company is also applying the practical expedient not to disclose details on transaction prices allocated to the remaining performance obligations as of the end of the reporting period.

Tenaris only provides standard quality warranties assuring that the goods sold will function as expected or are fit for their intended purpose, with no incremental service to the customer. Accordingly, warranties do not constitute a separate performance obligation.

Other revenues earned by Tenaris are recognized on the following basis:

▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.
▪	Net income from other sales: when control is transferred to the customer.

T	Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

U	Earnings per share

Earnings per share are calculated by dividing the income attributable to the shareholders’ equity by the monthly weighted average number of common shares outstanding during the period.

There are no dilutive potential ordinary shares.

V	Financial instruments

Non-derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, contract assets, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

The Company classifies its financial instruments according to the following measurement categories:

▪	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
▪	those to be measured at amortised cost.

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

Financial assets are recognized on their settlement date. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expenses in profit or loss.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement.

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold.

Fair value through profit and loss: Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the Consolidated Income Statement.

Equity instruments are subsequently measured at fair value.

Accounting for derivative financial instruments and hedging activities is included within the section III, Financial Risk Management.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial risk factors

(i)	Capital risk management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.03 as of December 31, 2024 and 2023. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)	Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic and consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts. See note 26 to these Consolidated Financial Statements.

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2024 and 2023.

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2024	2023
Euro / U.S. dollar	(183,985)	(203,608)
Saudi Arabian Riyal / U.S. dollar	(173,233)	(181,931)
Argentine Peso / U.S. dollar	(40,565)	(134,716)
Brazilian Real / U.S. dollar	(41,591)	(25,680)

The main relevant exposures correspond to:

▪	Euro / U.S. dollar

As of December 31, 2024 and 2023 consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.8 million and $2.0 million as of December 31, 2024 and 2023, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Saudi Arabian Riyal / U. S. dollar

As of December 31, 2024 and 2023 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the U.S. dollar.

▪	Argentine Peso / U.S. dollar

As of December 31, 2024 and 2023 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.4 million and $1.3 million as of December 31, 2024 and 2023 respectively.

▪	Brazilian Real / U.S. dollar

As of December 31, 2024 and 2023 consisting primarily of Brazilian Real-denominated liabilities at certain Brazilian subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the BRL/USD exchange rate would have generated a pre/-tax gain / loss of $0.4 million and $0.3 million as of December 31, 2024 and 2023 respectively.

Considering the balances held as of December 31, 2024 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $5.8 million (including a loss / gain of $1.5 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $1.4 million. For balances held as of December 31, 2023, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.7 million (including a loss / gain of $2.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $1.1 million.

Tenaris based its foreign exchange sensitivity analysis on a 1% variance for information purposes only, enabling the analysis to any particular variance.

(iii)	Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. The Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2024		2023
	In thousands of U.S. dollars	%	In thousands of U.S. dollars	%
Fixed rate (*)	172,018	39%	294,946	51%
Variable rate	265,380	61%	288,491	49%
Total	437,398		583,437

(*) Out of the $172.0 million fixed rate borrowings, $162.1 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $5.5 million in 2024 and $6.4 million in 2023.

Tenaris based its interest rate sensitivity analysis on a 100 basis points variance for information purposes only, enabling the analysis to any particular variance.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures from customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no concentration of credit risk and no single customer comprised more than 10% of Tenaris’s net sales in 2024, 2023 and 2022.

Tenaris maintains a strong, longstanding relationship with Petróleos Mexicanos (“Pemex”), one of the world’s largest crude oil and condensates producers and one of its largest customers. Over the past several months, Pemex has delayed payments beyond the agreed-upon due dates, resulting in Tenaris having a significant credit exposure to Pemex, which represented approximately 17% of the Company’s overall credit exposure as of December 31, 2024, and approximately 20% of the Company’s overall credit exposure as of December 31, 2023. In December 2024, Pemex issued senior guaranteed floating rate notes due in 2025 that a financial institution purchased on the issue date, with Pemex agreeing to use a portion of the proceeds from the sale of such notes to pay off outstanding debt with one of the Company’s Mexican subsidiaries for approximately $200 million. The fee related to this transaction, amounting to approximately to $16 million, was borne by the Company and included in Other financial results.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See section II.K.

As of December 31, 2024, trade receivables amounted to $1,907.5 million. Trade receivables had guarantees under credit insurance of $208.5 million, letter of credit and other bank guarantees of $79.8 million. Overdue trade receivables amounted to $395.5 million, overdue guaranteed trade receivables amounted to $33.6 million; and the allowance for doubtful accounts amounted to $48.1 million.

As of December 31, 2023, trade receivables amounted to $2,480.9 million. Trade receivables had guarantees under credit insurance of $212.7 million, letter of credit and other bank guarantees of $48.4 million. Overdue trade receivables amounted to $679.6 million, overdue guaranteed trade receivables amounted to $24.4 million; and the allowance for doubtful accounts amounted to $49.0 million.

Management believes that both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 91.4% of Tenaris’s liquid financial assets corresponded to Investment Grade-rated instruments as of December 31, 2024, in comparison with approximately 90.8% as of December 31, 2023.

(vi)	Liquidity risk

Tenaris’s financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2024, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 20% and 19% of total assets at the end of 2024 and 2023, respectively.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) other investments (fixed income securities, time deposits, and fund investments).

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2024 and 2023, U.S. dollar denominated liquid assets plus investments denominated in other currencies hedged to the U.S. dollar represented approximately 93% and 94% of total liquid financial assets, respectively.

(vii)	Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, and in general hedging for these risks is performed on a limited basis.

B. Category of financial instruments and classification within the fair value hierarchy

As mentioned in note II.V, the Company classifies its financial instruments in the following measurement categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13, “Fair value measurement” requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following tables present the financial instruments by category and levels as of December 31, 2024 and 2023.

		Measurement Categories			At Fair Value
December 31, 2024	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	675,256	320,212	-	355,044	355,044	-	-
Other investments	2,372,999	722,328	1,273,673	376,998	1,650,671	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	722,328	722,328	-	-	-	-	-
Certificates of deposits	582,142	582,142	-	-	-	-	-
Commercial papers	130,034	130,034	-	-	-	-	-
Other notes	10,152	10,152	-	-	-	-	-
Bonds and other fixed income	1,273,673	-	1,273,673	-	1,273,673	-	-
U.S. government securities	645,841	-	645,841	-	645,841	-	-
Non-U.S. government securities	31,383	-	31,383	-	31,383	-	-
Corporates securities	586,229	-	586,229		586,229	-	-
Other notes	10,220		10,220		10,220
Mutual Fund	376,998	-	-	376,998	376,998	-	-
Derivative financial instruments	7,484	-	-	7,484	-	7,484	-
Other Investments Non-current	1,005,300	140,292	857,959	7,049	857,959	-	7,049
Bonds and other fixed income	857,959	-	857,959	-	857,959	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	140,292	140,292	-	-	-	-	-
Other investments	7,049	-	-	7,049	-	-	7,049
Trade receivables	1,907,507	1,907,507	-	-	-	-	-
Receivables C and NC	435,973	191,058	-	-	-	-	-
Other receivables	191,058	191,058	-	-	-	-	-
Other receivables (non-financial)	244,915	-	-	-	-	-	-
Total		3,281,397	2,131,632	746,575	2,863,674	7,484	7,049
Liabilities
Borrowings C and NC	437,398	437,398	-	-	-	-	-
Trade payables	880,261	880,261	-	-	-	-	-
Other liabilities C and NC	887,526	31,985	-	243,264	-	-	243,264
Other liabilities (*)	275,249	31,985	-	243,264	-	-	243,264
Other liabilities (non-financial)	612,277	-	-	-	-	-	-
Lease Liabilities C and NC	144,926	144,926	-	-	-	-	-
Derivative financial instruments	8,300	-	-	8,300	-	8,300	-
Total		1,494,570	-	251,564	-	8,300	243,264

(*) Includes liability related to share buyback program. See note 35 to these Consolidated Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables (including contract assets), other financial liabilities and other investments are considered to be similar to their fair values.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

		Measurement Categories			At Fair Value
December 31, 2023	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,637,821	1,414,397	-	223,424	223,424	-	-
Other investments	1,969,631	896,166	834,281	239,184	1,073,465	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	896,166	896,166	-	-	-	-	-
U.S. Sovereign Bills	282,225	282,225	-	-	-	-	-
Certificates of deposits	334,637	334,637	-	-	-	-	-
Commercial papers	196,708	196,708	-	-	-	-	-
Other notes	82,596	82,596	-	-	-	-	-
Bonds and other fixed income	834,281	-	834,281	-	834,281	-	-
U.S. government securities	126,399	-	126,399	-	126,399	-	-
Non-U.S. government securities	10,943	-	10,943	-	10,943	-	-
Corporates securities	696,939	-	696,939	-	696,939	-	-
Mutual Fund	239,184	-	-	239,184	239,184	-	-
Derivative financial instruments	9,801	-	-	9,801	-	9,801	-
Other Investments Non-current	405,631	-	398,220	7,411	398,220	-	7,411
Bonds and other fixed income	398,220	-	398,220	-	398,220	-	-
Other investments	7,411	-	-	7,411	-	-	7,411
Trade receivables	2,480,889	2,480,889	-	-	-	-	-
Receivables C and NC	414,778	93,144	-	-	-	-	-
Other receivables	93,144	93,144	-	-	-	-	-
Other receivables (non-financial)	321,634	-	-	-	-	-	-
Total		4,884,596	1,232,501	479,820	1,695,109	9,801	7,411
Liabilities
Borrowings C and NC	583,437	583,437	-	-	-	-	-
Other liabilties C and NC	693,913	-	-	86,240	-	-	86,240
Other liabilities (*)	86,240	-	-	86,240	-	-	86,240
Other liabilities (non-financial)	607,673	-	-	-	-	-	-
Trade payables	1,107,567	1,107,567	-	-	-	-	-
Lease Liabilities C and NC	134,433	134,433	-	-	-	-	-
Derivative financial instruments	11,150	-	-	11,150	-	11,150	-
Total		1,825,437	-	97,390	-	11,150	86,240

(*) Includes liability related to share buyback program. See note 35 to these Consolidated Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables (including contract assets), other financial liabilities and other investments are considered to be similar to their fair values.

There were no transfers between levels during the year.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. As of December 31, 2024 and 2023, main balances in this level included a liability related to the shares to be settled under the share buyback program. Unobservable inputs related to this balance include assumptions regarding average purchase prices of previous periods, and management's past experience related to the conclusion of the share buy-back program itself. A reasonable change in the inputs used would not affect the fair value of the liability materially. For more information see note 35.

The following table presents the changes in Level 3 assets:

	Year ended December 31,
	2024	2023
At the beginning of the year	7,411	54,987
Decrease (*)	(185)	(47,467)
Currency translation adjustment and others	(177)	(109)
At the end of the year	7,049	7,411

(*) For the year 2023, related to the sale of Venezuela awards. For more information see note 6.

The following table presents the changes in Level 3 liabilities:

	Year ended December 31,
	2024	2023
At the beginning of the year	86,240	-
Settlement of share buy back program liability	(86,240)	-
Increase in share buyback program liability	243,264	86,240
At the end of the year	243,264	86,240

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value (level 2) of its main borrowings is approximately 98.3% and 99.8% of its carrying amount (including interests accrued) in 2024 and 2023 respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

The carrying amount of investments recognized at amortized cost approximates its fair value.

D. Accounting for derivative financial instruments and hedging activities

Tenaris uses derivative financial instruments principally to manage its exposure to fluctuations in exchange rates and prices of raw materials. Derivative financial instruments are classified as current or non-current assets or liabilities based on their maturity dates. Derivative financial instruments are initially recognized in the statement of financial position at fair value. Tenaris uses market prices or specific tools for calculation of each instrument’s fair value, these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk. Gains or losses arising from changes in fair value of derivatives are recognized in Financial Results in the Consolidated Income Statement, except for derivatives that are designated and qualify for hedge accounting.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instruments are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2024 and 2023, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $0.6 million debit and $8.1 million credit respectively.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in note 26 to these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Segment information

As mentioned in section II.C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2024	Tubes	Other	Total
Management view - operating income	2,391	143	2,534
Difference in cost of sales			(115)
Differences in selling, general and administrative expenses			(3)
Differences in other operating income (expenses), net			3
IFRS - operating income			2,419
Financial income (expense), net			129
Income before equity in earnings of non-consolidated companies and income tax			2,548
Equity in earnings of non-consolidated companies			9
Income before income tax			2,557
Net Sales	11,907	617	12,524
Depreciation and amortization	580	53	633

Year ended December 31, 2023	Tubes	Other	Total
Management view - operating income	4,337	129	4,466
Difference in cost of sales			(134)
Differences in selling, general and administrative expenses			(7)
Differences in other operating income (expenses), net			(9)
IFRS - operating income			4,316
Financial income (expense), net			221
Income before equity in earnings of non-consolidated companies and income tax			4,537
Equity in earnings of non-consolidated companies			95
Income before income tax			4,633

Net Sales	14,185	684	14,869
Depreciation and amortization	518	31	549

Year ended December 31, 2022	Tubes	Other	Total
Management view - operating income	2,772	75	2,847
Difference in cost of sales			44
Differences in depreciation and amortization			2
Differences in selling, general and administrative expenses			(4)
Differences in other operating income (expenses), net			74
IFRS - operating income			2,963
Financial income (expense), net			(6)
Income before equity in earnings of non-consolidated companies and income tax			2,957
Equity in earnings of non-consolidated companies			209
Income before income tax			3,166

Net Sales	11,133	630	11,763
Depreciation and amortization	588	20	608

There are no material differences between IFRS and management view in total revenues.

The differences between operating income under IFRS and the management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other minor timing differences.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The main difference in Other operating income (expenses), net, for the year ended December 31, 2022, is attributable to the effect of the reclassification of the currency translation adjustment reserve related to NKK Tubes’ definitive cease of operations, not impacting the management view.

The main differences in net income under the IFRS and management views arise from the impact of functional currencies on financial result, deferred income taxes as well as the equity in earnings of non-consolidated companies.

Following the integration of coating activities into its Tubes segment, the Company represented year-to-date segment information amounts accordingly.

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa (*)	Unallocated (**)	Total
Year ended December 31, 2024
Net sales	5,558,769	2,621,581	1,262,458	3,081,126	-	12,523,934
Property, plant and equipment, net	3,578,293	1,257,345	832,443	453,390	-	6,121,471
Intangible Assets, net	1,117,314	177,934	14,899	47,602	-	1,357,749
Right of Use Assets, net	65,105	8,255	28,242	47,266	-	148,868
Investments in non-consolidated companies	-	-	-	-	1,543,657	1,543,657

Year ended December 31, 2023
Net sales	7,765,130	3,382,495	1,175,581	2,545,654	-	14,868,860
Property, plant and equipment, net	3,676,352	1,143,752	794,242	463,833	-	6,078,179
Intangible Assets, net	1,126,782	166,450	22,580	61,306	-	1,377,118
Right of Use Assets, net	50,128	9,241	24,832	47,937	-	132,138
Investments in non-consolidated companies	-	-	-	-	1,608,804	1,608,804

Year ended December 31, 2022
Net sales	6,902,787	2,550,402	1,000,833	1,308,504	-	11,762,526
Property, plant and equipment, net	3,548,844	1,031,423	706,539	269,457	-	5,556,263
Intangible Assets, net	1,102,265	147,102	7,598	75,543	-	1,332,508
Right of Use Assets, net	37,022	12,141	15,208	47,370	-	111,741
Investments in non-consolidated companies	-	-	-	-	1,540,646	1,540,646

(*) Starting on January 1, 2023, Asia Pacific and Middle East and Africa areas were merged in a single geographical area.

(**) For the years 2024, 2023 and 2022 includes Investments in non-consolidated companies. See note 14 to these Consolidated Financial Statements.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

The principal countries from which the Company derives its revenues are USA (32%), Argentina (12%), Saudi Arabia, Canada, Mexico and Brazil (each less than 10%).

As of December 31, 2024, 2023 and 2022 non-current assets comprising property, plant and equipment, intangible assets and right of use assets attributable to the Company’s country of incorporation (Luxembourg) amounted to $15.6 million, $10.7 million and $2.9 million, respectively.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represent approximately 30%, 26% and 22% in 2024, 2023 and 2022 respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

Revenues Tubes	2024	2023	2022
Oil & gas	10,689	12,488	9,543
Oil & gas processing plants	548	818	738
Industrial, power and others	670	879	852
Total	11,907	14,185	11,133

The table above includes revenues from services performed on third party tubes of $483.5 million, $164.8 million and $108.3 million for the years 2024, 2023 and 2022, respectively.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of December 31, 2024 and 2023, the Company recognized contract liabilities related to customer advances in the amount of $206.2 million and $263.7 million, respectively. Contract liabilities represent obligations to perform services or deliver products in the future for cash considerations that have been received from customers. Each of these amounts are recognized as revenues during the subsequent years. In these periods, no significant adjustments in revenues were performed related to previously satisfied performance obligations.

As of December 31, 2024 and 2023, the Company recognized contract assets related to unbilled revenues in the amount of $50.8 million (including $14.2 million with related parties) and $47.5 million, respectively. Contract assets arise from revenue earned for goods or services that is not yet billable to the customers.

2	Cost of sales

	Year ended December 31,
	2024	2023	2022
Inventories at the beginning of the year	3,921,097	3,986,929	2,672,593
Change in inventory due to business combinations (*)	52,792	107,588	-
Plus: Charges of the year
Raw materials, energy, consumables and other	4,638,681	5,277,507	5,772,031
Services and fees	408,478	437,804	293,490
Labor cost	1,454,924	1,403,546	1,160,085
Depreciation of property, plant and equipment	483,535	424,373	465,849
Amortization of intangible assets	12,193	11,582	11,754
Depreciation of right-of-use assets	34,332	30,352	33,244
Maintenance expenses	443,498	408,410	267,294
Allowance for obsolescence	41,240	13,581	24,901
Taxes	124,500	272,120	194,736
Other	230,161	216,220	178,691
	7,924,334	8,603,083	8,402,075
Less: Inventories at the end of the year	(3,709,942)	(3,921,097)	(3,986,929)
	8,135,489	8,668,915	7,087,739

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

3	Selling, general and administrative expenses

	Year ended December 31,
	2024	2023	2022
Services and fees	183,659	163,723	148,331
Labor cost	705,849	652,820	518,500
Depreciation of property, plant and equipment	25,668	21,517	21,883
Amortization of intangible assets	41,557	40,761	59,018
Depreciation of right-of-use assets	35,569	19,925	15,975
Freights and other selling expenses	624,113	696,705	641,812
Provisions for contingencies	30,356	38,899	20,606
Allowances for doubtful accounts	(1,095)	3,590	(223)
Taxes	152,388	170,484	121,410
Other	106,764	110,883	87,263
	1,904,828	1,919,307	1,634,575

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
	2024	2023	2022
Wages, salaries and social security costs	2,033,067	1,943,825	1,594,200
Severance indemnities	35,608	26,470	29,070
Post-employment benefits - defined contribution plans	16,014	15,055	13,256
Post-employment benefits - defined benefit plans	24,259	19,452	16,320
Employee retention and long-term incentive program	51,825	51,564	25,739
	2,160,773	2,056,366	1,678,585

The following table shows the geographical distribution of the employees:

	2024	2023	2022
Mexico	6,042	7,500	5,919
Argentina	5,811	6,267	6,444
USA	3,583	3,882	3,509
Italy	2,140	2,187	2,136
Romania	1,885	1,884	1,847
Brazil	1,406	1,492	1,460
Canada	1,197	1,195	944
Indonesia	911	1,573	495
Colombia	893	1,112	1,183
Saudi Arabia	759	849	427
Other	1,247	1,193	928
	25,874	29,134	25,292

5	Impairment charge

Tenaris conducts regular assessments of the carrying values of its assets. The recoverable value is based on the value in use. The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive, economic and regulatory factors applied to determine cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

In December 2024, even though the Company did not identify any impairment indicators, it conducted impairment tests for the CGUs with goodwill in their carrying amounts and no impairment charges were recorded. The main discount rates used were in a range between 13.4% and 18.2% and a nominal growth rate (which includes mainly the inflation impact on prices and costs) of 2% was considered. For the CGUs carrying goodwill, a reasonably possible change in key assumptions would not cause the carrying amount to exceed its recoverable amount.

In December 2023, considering that the recoverable amount of the CGUs obtained in prior years' tests and that the assets and liabilities making up those units had not changed significantly, nor the key assumptions mentioned above, the Company concluded that impairment tests for previous years were still valid. In addition, the Company had considered the impact of updating the main discount rates, applying rates in a range between 12.5% and 21.4% for the CGUs under analysis. In 2023, a nominal growth rate (which included mainly the inflation impact on prices and costs) of 2% was considered. Based on the facts mentioned above, the Company did not recognize any impairment charges for the year 2023.

In December 2022, in the presence of impairment indicators, the Company conducted impairment tests and reviewed the values of certain idle assets in its subsidiaries. The aforementioned analysis resulted in impairment charges of $76.7 million, allocated in $63.1 million to the Tubes segment and $13.6 million to the Other segment. The main discount rates used were in a range between 13.4% and 20.2%. In 2022, a nominal growth rate (which included mainly the inflation impact on prices and costs) of 2% was considered.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

6	Other operating income and expenses

	Year ended December 31,
	2024	2023	2022
Other operating income
Results from sundry assets	10,529	10,960	28,161
Net rents	4,417	4,702	5,084
Reclassification of currency translation adjustment reserve	-	878	71,252
Bargain purchase gain	2,212	3,162	-
Result on sale of Venezuela awards	-	33,341	-
Other income	43,492	-	-
	60,650	53,043	104,497
Other operating expenses
Contributions to welfare projects and non-profit organizations	(17,657)	(15,538)	(13,668)
Allowance for doubtful receivables	(546)	(107)	(346)
Securities Exchange Commission investigation settlement	-	-	(78,100)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	(107,215)	-	-
Other expense	-	(1,628)	(12,595)
	(125,418)	(17,273)	(104,709)
Other operating income and expenses, net	(64,768)	35,770	(212)

Other operating income

Bargain purchase gain: For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

For the year 2023, related to Isoplus anticorrosion coating division acquisition.

Result on sale of Venezuela awards: For the year 2023, related to the transfer of the awards obtained in connection with the nationalizations of the Company’s interests in its majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A., Matesi Materiales Siderúrgicos S.A. and Complejo Siderúrgico de Guayana, C.A.

Reclassification of currency translation adjustment reserve: During 2022, as result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified to the income statement.

Other income: For the year 2024, includes mainly $17.6 million related to the recovery of various legal proceedings in Brazil and $7 million related to an insurance recovery.

Other operating expenses

Provision for the ongoing litigation related to the acquisition of participation in Usiminas: For the year 2024, related to the provision described in note 27 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas”, and does not include the net foreign exchange result.

Securities Exchange Commission investigation settlement: For more information see note 27 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - Petrobras-related proceedings and claims”.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

7	Financial results

	Year ended December 31,
	2024	2023	2022
Interest income	229,835	201,852	86,112
Net result on changes in FV of financial assets at FVPL	12,484	11,622	(6,092)
Finance income	242,319	213,474	80,020
Finance cost	(61,212)	(106,862)	(45,940)
Net foreign exchange transactions results	61,395	218,383	15,654
Net foreign exchange derivatives contracts results	(12,727)	(8,974)	(25,666)
Other	(100,719)	(95,044)	(30,108)
Other financial results, net	(52,051)	114,365	(40,120)
Net financial results	129,056	220,977	(6,040)

Finance Income: In 2024, 2023 and 2022 includes $40.7 million, $61.2 million and $33.0 million of interest related to instruments carried at FVPL, respectively.

In 2024, 2023 and 2022 includes $88.2 million, $30.9 million and $5.1 million of interest related to instruments carried at FVOCI, respectively.

In 2022 also includes a realized loss of $10.5 million related to the change in FV of certain financial instruments obtained in an operation of settlement of trade receivables.

Net foreign exchange transactions results: In 2024 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the Brazilian real depreciation against the U.S. dollar on Brazilian denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, offset by changes in currency translation adjustment reserve from an Italian subsidiary.

In 2023 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the Brazilian real appreciation against the U.S. dollar on Brazilian denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, offset by changes in currency translation adjustment reserve from an Italian subsidiary.

In 2022 mainly includes result from the Argentine peso and Japanese yen depreciation against the U.S. dollar on Argentine peso and Japanese yen denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by changes in currency translation adjustment reserve from an Italian subsidiary.

Net foreign exchange derivatives contracts results: In 2024 includes mainly losses on derivatives covering net receivables, fiscal and other liabilities in Brazilian real.

In 2023 includes mainly losses on derivatives covering net receivables in Brazilian real.

In 2022 includes mainly losses on derivatives covering net receivables in Brazilian real and net liabilities in Euro and Japanese yen.

Other: In 2024 includes approximately $84 million related to result of U.S. dollar denominated Argentine bonds used to cancel commercial debt. For more information see note 29.

In 2024 also includes a $16 million loss related to a fee payable in connection with a collection involving the Company’s Mexican subsidiary. See note III.A.(iv).

In 2023 and 2022 includes a net loss of $94.7 million and $29.8 million, respectively, related to the transfer of Argentine sovereign bonds paid as dividend in kind from Argentinian subsidiaries to its foreign shareholders.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

8	Equity in earnings of non-consolidated companies

	Year ended December 31,
	2024	2023	2022
Earnings from non-consolidated companies	8,548	104,897	242,743
Remeasurement of previously held interest	-	4,506	-
Bargain purchase gain	-	11,487	-
Impairment loss on non-consolidated companies	-	-	(34,041)
Net loss related to participation increase in Usiminas	-	(25,486)	-
	8,548	95,404	208,702

Earnings from non-consolidated companies: For the year ended December 31, 2024, includes a loss of approximately $43.3 million related to a provision for the ongoing litigation related to the acquisition of participation in Usiminas.

Remeasurement of previously held interest and Bargain purchase gain: For year ended December 31, 2023, include $4.5 million and $11.5 million related to GPC acquisition.

Impairment loss on non-consolidated companies: For the year ended December 31, 2022, $19.1 related to the investment in Usiminas and $14.9 related to the joint venture with PAO Severstal (“Severstal”).

Net loss related to participation increase in Usiminas: For more information see note 14 “Investments in non-consolidated companies - Usiminas”.

9	Income tax

	Year ended December 31,
	2024	2023	2022
Current tax	(651,769)	(868,695)	(589,706)
Deferred tax	172,089	193,739	(27,530)
Tax charge	(479,680)	(674,956)	(617,236)

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was adopted in Luxembourg, the jurisdiction in which the Company is incorporated, and came into effect as from January 1, 2024. The group applies the exception regarding the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes, as provided for in the amendments to IAS 12 issued in May 2023.

For the year 2024, Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $81.4 million.

The tax charge differs from the theoretical amount that would arise by applying the nominal tax rate valid in each jurisdiction to the group's pre-tax income in that jurisdiction as follows:

	Year ended December 31,
	2024	2023	2022
Income before income tax	2,556,453	4,632,789	3,165,937

Tax calculated at the tax rate in each country	(599,944)	(1,127,428)	(705,727)
Effect of currency translation on tax base	(340,094)	(346,573)	(187,186)
Changes in the tax rates	(24,019)	1,535	(3,422)
Utilization of previously unrecognized tax losses	588	787	29,560
Tax revaluation, withholding tax and others	483,789	796,723	249,539
Tax charges	(479,680)	(674,956)	(617,236)

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Effect of currency translation on tax base: Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets / liabilities and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries (mainly Argentina and Mexico), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax bases of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

Changes in the tax rates: For the year 2024, the effect relates to the impact of the reduction in Luxembourg's corporate income tax rate that made the blended tax rate for a company registered in Luxembourg Ville decrease from 24.94% to 23.87%. The new blended tax rate is applicable for fiscal years beginning on or after January 1, 2025, but its effect over temporary differences is recognized in 2024.

Tax revaluation, withholding tax and others: Includes a positive effect from inflationary tax adjustments in Argentina and Mexico of $368.2 million, $349.0 million and $250.4 million for the years 2024, 2023 and 2022, respectively. It also includes a charge of $20.0 million, $164.3 million and $21.0 million for the years 2024, 2023 and 2022, respectively related to withholding taxes for intra-group international operations. The years 2024 and 2023 include a positive effect of $186.0 million and $550.3 million, respectively, arising from the recognition of previous year’s tax losses carryforward deferred tax assets in the Luxembourg subsidiary. For the year 2024, the consumption of such deferred tax assets for $86.9 million is included in the line “Tax calculated at the tax rate of each country”. For more information see note 22. The year 2024 includes a charge of $81.4 million related to Pillar Two.

10	Dividends distribution

On November 6, 2024, the Company’s Board of Directors approved an interim dividend of $0.27 per outstanding share ($0.54 per ADS), or approximately $299 million, paid on November 20, 2024, with record date on November 19, 2024 and ex-dividend date of November 18, 2024 in Europe and November 19, 2024 in the United States and Mexico.

On April 30, 2024, the Company’s shareholders approved an annual dividend in the amount of $0.60 per outstanding share ($1.20 per ADS). The amount approved by the shareholders included the interim dividend previously paid in November 22, 2023 in the amount of $0.20 per outstanding share ($0.40 per ADS). The balance, amounting to $0.40 per outstanding share ($0.80 per ADS), was paid on May 22, 2024, for an amount of approximately $459 million. In the aggregate, the interim dividend paid in November 2023 and the balance paid in May 2024 amounted to approximately $694 million.

On May 3, 2023, the Company’s shareholders approved an annual dividend in the amount of $0.51 per share ($1.02 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 23, 2022 in the amount of $0.17 per share ($0.34 per ADS). The balance, amounting to $0.34 per share ($0.68 per ADS), was paid on May 24, 2023, for an amount of approximately $401 million. In the aggregate, the interim dividend paid in November 2022 and the balance paid in May 2023 amounted to approximately $602 million.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

11	Property, plant and equipment, net

Year ended December 31, 2024	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	889,957	13,538,273	416,913	396,103	71,834	15,313,080
Currency translation adjustment	(5,336)	(94,711)	(2,952)	(4,391)	(350)	(107,740)
Changes due to business combinations (*)	12,949	(24,063)	-	653	-	(10,461)
Additions	2,176	1,028	433	616,218	15,658	635,513
Transfers / Reclassifications	47,989	548,790	31,275	(633,440)	-	(5,386)
Disposals / Consumptions	(12,031)	(65,775)	(21,627)	(2,153)	(5,704)	(107,290)
Values at the end of the year	935,704	13,903,542	424,042	372,990	81,438	15,717,716

Depreciation and impairment
Accumulated at the beginning of the year	164,894	8,696,044	351,309	-	22,654	9,234,901
Currency translation adjustment	(699)	(67,918)	(2,686)	-	(189)	(71,492)
Depreciation charge	16,266	457,264	20,707	-	14,966	509,203
Transfers / Reclassifications	(333)	(2,101)	1,594	-	-	(840)
Disposals / Consumptions	(1,834)	(53,249)	(20,444)	-	-	(75,527)
Accumulated at the end of the year	178,294	9,030,040	350,480	-	37,431	9,596,245
At December 31, 2024	757,410	4,873,502	73,562	372,990	44,007	6,121,471

Year ended December 31, 2023	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	815,763	12,857,494	402,485	252,379	55,526	14,383,647
Currency translation adjustment	1,863	53,282	1,675	1,462	199	58,481
Increase due to business combinations (**)	64,413	256,899	831	71,838	-	393,981
Additions	330	3,661	820	546,515	19,671	570,997
Transfers / Reclassifications	12,031	435,550	22,530	(471,381)	-	(1,270)
Disposals / Consumptions	(4,443)	(68,613)	(11,428)	(4,710)	(3,562)	(92,756)
Values at the end of the year	889,957	13,538,273	416,913	396,103	71,834	15,313,080

Depreciation and impairment
Accumulated at the beginning of the year	152,272	8,313,971	340,526	-	20,615	8,827,384
Currency translation adjustment	390	38,074	1,584	-	105	40,153
Depreciation charge	12,256	411,861	19,839	-	1,934	445,890
Transfers / Reclassifications	(16)	(391)	27	-	-	(380)
Disposals / Consumptions	(8)	(67,471)	(10,667)	-	-	(78,146)
Accumulated at the end of the year	164,894	8,696,044	351,309	-	22,654	9,234,901
At December 31, 2023	725,063	4,842,229	65,604	396,103	49,180	6,078,179

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

(**) For the year 2023, related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions.

Property, plant and equipment include capitalized interests for net amounts at December 31, 2024 and 2023 of $27.2 million and $28.8 million, respectively. There were no new interests capitalized during 2024 and 2023.

Government grants recognized as a reduction of property, plant and equipment were not material for the years 2024 and 2023.

The Company’s Brazilian subsidiary Confab Industrial S.A. (“Confab”) holds certain real estate assets, with a carrying value of $32.1 million, that are subject to a judicial mortgage aimed at securing the indemnification potentially payable to Companhia Siderúrgica Nacional (“CSN") under a lawsuit brough by CSN against Confab and other related companies. The litigation is currently pending, and no amount is currently owed by Confab. See note 27 (i) “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas”.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

See note 28 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary SSPC, in which Tenaris holds a 47.79% interest.

For the year 2024 and 2023, the carrying amount of assets pledged as security for current and non-current borrowings amounted to $147.9 million and $89.6 million, respectively, held in Saudi Arabia by the Company´s subsidiary GPC, in which SSPC holds a 57.3% interest.

12	Intangible assets, net

Year ended December 31, 2024	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	648,887	560,549	2,488,381	1,790,680	5,488,497
Currency translation adjustment	(4,049)	(10)	(67)	(13)	(4,139)
Changes due to business combinations (**)	-	-	(13,621)	(14,590)	(28,211)
Additions	43,445	14,998	-	-	58,443
Transfers / Reclassifications	4,584	70	-	-	4,654
Disposals	(31,262)	-	-	(40)	(31,302)
Values at the end of the year	661,605	575,607	2,474,693	1,776,037	5,487,942

Amortization and impairment
Accumulated at the beginning of the year	576,722	407,217	1,384,674	1,742,774	4,111,387
Currency translation adjustment	(3,764)	(6)	-	(11)	(3,781)
Amortization charge	22,664	9,100	-	21,986	53,750
Transfers / Reclassifications	108	-	-	-	108
Disposals	(31,231)	-	-	(40)	(31,271)
Accumulated at the end of the year	564,499	416,311	1,384,674	1,764,709	4,130,193
At December 31, 2024	97,106	159,296	1,090,019	11,328	1,357,749

Year ended December 31, 2023	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	614,474	550,991	2,469,726	1,762,042	5,397,233
Currency translation adjustment	2,233	2	39	-	2,274
Increase due to business combinations (***)	105	116	18,616	28,638	47,475
Additions	39,375	9,073	-	-	48,448
Transfers / Reclassifications	437	367	-	-	804
Disposals	(7,737)	-	-	-	(7,737)
Values at the end of the year	648,887	560,549	2,488,381	1,790,680	5,488,497

Amortization and impairment
Accumulated at the beginning of the year	561,119	398,417	1,384,674	1,720,515	4,064,725
Currency translation adjustment	2,140	1	-	-	2,141
Amortization charge	21,285	8,799	-	22,259	52,343
Transfers / Reclassifications	(86)	-	-	-	(86)
Disposals	(7,736)	-	-	-	(7,736)
Accumulated at the end of the year	576,722	407,217	1,384,674	1,742,774	4,111,387
At December 31, 2023	72,165	153,332	1,103,707	47,906	1,377,110

(*) Includes Proprietary Technology.

(**) For the year 2024, related to Mattr’s pipe coating business unit acquisitions. For more information see note 34.

(***) For the year 2023, related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions.

The geographical allocation of goodwill for the year ended December 31, 2024 was $944.2 million for North America, $111.0 million for South America, $33.0 million for Asia Pacific, Middle East & Africa and $1.8 million for Europe.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The geographical allocation of goodwill for the year ended December 31, 2023 was $944.2 million for North America, $111.0 million for South America, $33.0 million for Asia Pacific, Middle East & Africa and $15.5 million for Europe.

The carrying amount of goodwill allocated by CGU, as of December 31, 2024, was as follows:

(all amounts in millions of U.S. dollars)
Tubes Segment
CGU	Hydril Acquisition	Other	Total
Tamsa	346	19	365
Siderca	265	93	358
Hydril	309	-	309
Other	-	58	58
Total	920	170	1,090

13	Right-of-use assets, net and lease liabilities

Right of use assets evolution

Year ended December 31, 2024	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Others	Total
Cost
Opening net book amount	66,464	148,380	43,217	3,668	261,729
Currency translation adjustment	(167)	(439)	(692)	-	(1,298)
Additions	16,034	52,040	22,663	584	91,321
Transfers / Reclassifications	(5,027)	5,027	-	-	-
Disposals	(10,772)	(20,113)	(8,706)	-	(39,591)
At December 31, 2024	66,532	184,895	56,482	4,252	312,161

Depreciation
Accumulated at the beginning of the year	27,972	75,567	25,229	823	129,591
Currency translation adjustment	(68)	(283)	(412)	-	(763)
Depreciation charge	20,448	34,719	13,786	948	69,901
Transfers / Reclassifications	(1,514)	1,550	(36)	-	-
Disposals	(10,041)	(17,660)	(7,735)	-	(35,436)
Accumulated at the end of the year	36,797	93,893	30,832	1,771	163,293
At December 31, 2024	29,735	91,002	25,650	2,481	148,868

Year ended December 31, 2023	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Others	Total
Cost
Opening net book amount	43,570	125,677	30,291	1,182	200,720
Currency translation adjustment	99	243	263	-	605
Increase due to business combinations (*)	11,803	37	46	-	11,886
Additions	13,040	30,066	15,732	2,486	61,324
Transfers / Reclassifications	691	-	(691)	-	-
Disposals	(2,739)	(7,643)	(2,424)	-	(12,806)
At December 31, 2023	66,464	148,380	43,217	3,668	261,729

Depreciation
Accumulated at the beginning of the year	18,933	52,794	17,042	210	88,979
Currency translation adjustment	34	134	200	-	368
Depreciation charge	9,663	29,685	10,316	613	50,277
Transfers / Reclassifications	691	-	(691)	-	-
Disposals	(1,349)	(7,046)	(1,638)	-	(10,033)
Accumulated at the end of the year	27,972	75,567	25,229	823	129,591
At December 31, 2023	38,492	72,813	17,988	2,845	132,138

(*) For the year 2023, related to the GPC and Mattr’s pipe coating business unit acquisitions.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Depreciation of right-of-use assets is mainly included in Tubes segment.

Lease liability evolution

	Year ended December 31,
	2024	2023

Opening net book amount	134,433	112,177
Changes due to business combinations (*)	(35)	12,148
Translation differences	(4,565)	2,237
Additions	91,005	61,310
Cancellations	(8,377)	(2,972)
Repayments (**)	(73,639)	(54,940)
Interest accrued	6,104	4,473
At December 31,	144,926	134,433

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisitions. For more information see note 34.

For the year 2023, related to the GPC and Mattr’s pipe coating business unit acquisitions.

(**) For the year 2024 includes repayments of $68.6 million in capital and $5.1 million of interest.

For the year 2023 includes repayments of $51.5 million in capital and $3.4 million of interest.

As of December 31, 2024, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 31%, 46% and 23%, respectively.

As of December 31, 2023, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 28%, 45% and 27%, respectively.

Expenses related to short-term leases, leases of low value assets and variable leases (included in Cost of sales and Selling, general and administrative expenses) were not material for the years 2024 and 2023.

14	Investments in non-consolidated companies

	Year ended December 31,
	2024	2023
At the beginning of the year	1,608,804	1,540,646
Translation differences	(47,840)	110,801
Equity in earnings of non-consolidated companies	8,548	79,411
Dividends and distributions declared	(71,212)	(69,216)
Acquisition of non-consolidated companies	-	22,661
Decrease due to step-acquisition	-	(23,453)
Increase / (decrease) in equity reserves and others	45,357	(52,046)
At the end of the year	1,543,657	1,608,804

Equity in earnings of non-consolidated companies: For the year 2023, includes a loss of $25.5 related to the participation increase in Usiminas and does not include $4.5 million and $11.5 million related to GPC acquisition since May 17, 2023, which is the date of its consolidation. For more information see note 8.

Dividends and distributions declared: Related to Ternium and Usiminas. During 2024 and 2023 $73.8 million and $68.8 million respectively were collected.

Acquisition of non-consolidated companies: For the year 2023, related to the investment in Usiminas.

Decrease due to step-acquisition: For the year 2023, related to GPC acquisition.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The principal non-consolidated companies are:

		% ownership at December 31,		Book value at December 31,
Company	Country of incorporation	2024	2023	2024	2023
a) Ternium (*)	Luxembourg	11.46%	11.46%	1,377,911	1,430,616
b) Usiminas (**)	Brazil	3.96%	3.96%	102,812	123,654
c) Techgen	Mexico	22.00%	22.00%	59,782	53,556
Others				3,152	978
				1,543,657	1,608,804

(*) Including treasury shares.

(**) At December 31, 2024 and 2023, the voting rights were 6.76%.

a) Ternium

Ternium is a steel producer with production facilities in Mexico, Brazil, Argentina, Colombia, the Southern United States and Central America and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2024, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $29.08 per ADS, giving Tenaris’s ownership stake a market value of approximately $668.0 million. At December 31, 2024, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,377.9 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2024, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2024	2023
Non-current assets	12,050,457	12,148,560
Current assets	11,078,090	12,030,544
Total assets	23,128,547	24,179,104
Non-current liabilities	3,421,020	3,566,643
Current liabilities	3,575,958	3,800,602
Total liabilities	6,996,978	7,367,245
Total equity	16,131,569	16,811,859
Non-controlling interests	4,163,383	4,393,264

Revenues	17,649,060	17,610,092
Gross profit	2,888,836	3,559,355
Net (loss) / income for the year attributable to shareholders' equity	(53,672)	676,043
Other comprehensive income	211,817	465,885
Total comprehensive income	158,145	1,141,928

b) Usiminas

Usiminas is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

At December 31, 2024, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL5.32 ($0.86) and BRL5.32 ($0.86), respectively, giving Tenaris’s ownership stake a market value of approximately $41.9 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $102.8 million. The difference between the carrying value of Tenaris’s ownership stake in Usiminas and its interest over Usiminas’ shareholders’ equity corresponds to the purchase price allocation performed in 2023.

In 2023, following the acquisition of shares referred to in note II.B.2).b) and considering the carrying value of the previously held interest, the price paid for the acquisition of the additional Usiminas shares and the fair value measurement of the Usiminas shares (conducted at the T/T Group level) the Company recorded a net loss of $25.5 million included in Equity in earnings of non-consolidated companies in the Consolidated Income Statement.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2024, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2024	2023
Non-current assets	3,623,996	4,591,763
Current assets	3,234,742	3,589,129
Total assets	6,858,738	8,180,892
Non-current liabilities	1,357,347	1,672,676
Current liabilities	772,412	1,139,031
Total liabilities	2,129,758	2,811,706
Total equity	4,728,980	5,369,186
Non-controlling interests	452,481	556,418

Revenues	4,800,787	5,531,985
Gross profit	308,043	357,845
Net (loss) / income for the year attributable to shareholders' equity	(27,084)	278,402
Other comprehensive income	31,564	(72,062)
Total comprehensive income	4,480	206,340

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 megawatts. As of December 31, 2024, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol (both controlled by San Faustin), beneficially owned 48% and 30% respectively. As of December 31, 2024, the carrying value of Tenaris’s ownership stake in Techgen was approximately $59.8 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of December 31, 2024, Tenaris’s exposure under these agreements amounted to $36.3 million and $16.6 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of December 31, 2024, the aggregate outstanding principal amount under these subordinated loans was $306.5 million, of which $67.4 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of December 31, 2024, amounted to $10.9 million.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

15	Receivables non-current, net

	Year ended December 31,
	2024	2023
Employee advances and loans	9,120	7,395
Tax credits (*)	66,636	53,483
Receivables from related parties	69,843	69,820
Legal deposits	6,858	9,355
Advances to suppliers and other advances	37,434	27,043
Others	15,711	18,863
	205,602	185,959

(*) As of December 31, 2024 and 2023, included approximately $54.2 million and $40.6 million, respectively, related to ICMS (Tax on Sales and Services) from Brazilian subsidiaries.

16	Inventories, net

	Year ended December 31,
	2024	2023
Finished goods	1,332,646	1,401,754
Goods in process	993,294	1,068,956
Raw materials	504,124	569,837
Supplies	712,059	648,443
Goods in transit	370,993	441,217
	3,913,116	4,130,207
Allowance for obsolescence, see note 25 (i)	(203,174)	(209,110)
	3,709,942	3,921,097

17	Receivables and prepayments, net

	Year ended December 31,
	2024	2023
Prepaid expenses and other receivables	53,318	56,564
Government entities	2,420	1,330
Employee advances and loans	11,695	14,316
Advances to suppliers and other advances	35,965	48,455
Government tax refunds on exports	16,969	8,210
Receivables from related parties	3,585	5,759
Others	58,756	50,173
	182,708	184,807
Allowance for other doubtful accounts, see note 25 (i)	(3,094)	(3,439)
	179,614	181,368

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

18	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2024	2023
Income tax assets	135,621	122,257
V.A.T. credits	195,745	132,972
Other prepaid taxes	1,255	1,172
	332,621	256,401

	Year ended December 31,
Current tax liabilities	2024	2023
Income tax liabilities	277,712	344,565
V.A.T. liabilities	16,599	60,047
Other taxes	71,981	83,665
	366,292	488,277

19	Trade receivables, net

	Year ended December 31,
	2024	2023
Current accounts	1,923,620	2,471,565
Receivables from related parties	32,012	58,370
	1,955,632	2,529,935
Allowance for doubtful accounts, see note 25 (i)	(48,125)	(49,046)
	1,907,507	2,480,889

The following table sets forth details of the aging of trade receivables:

At December 31, 2024	Trade		Past due
	Receivables	Not Due	1 - 180 days	> 180 days

Guaranteed	288,388	254,777	33,341	270
Not guaranteed	1,667,244	1,305,338	298,988	62,918
Guaranteed and not guaranteed	1,955,632	1,560,115	332,329	63,188
Expected loss rate	0.03%	0.01%	0.09%	0.33%
Allowance for doubtful accounts	(525)	(147)	(323)	(55)
Nominative allowance for doubtful accounts	(47,600)	-	(303)	(47,297)
Net Value	1,907,507	1,559,968	331,703	15,836

At December 31, 2023	Trade		Past due
	Receivables	Not Due	1 - 180 days	> 180 days

Guaranteed	261,113	236,714	23,991	408
Not guaranteed	2,268,822	1,613,626	590,236	64,960
Guaranteed and not guaranteed	2,529,935	1,850,340	614,227	65,368
Expected loss rate	0.06%	0.02%	0.18%	0.46%
Allowance for doubtful accounts	(1,636)	(312)	(1,249)	(75)
Nominative allowance for doubtful accounts	(47,410)	-	(748)	(46,662)
Net Value	2,480,889	1,850,028	612,230	18,631

Trade receivables are mainly denominated in U.S. dollars.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

20	Cash and cash equivalents and other investments

	Year ended December 31,
	2024	2023
Cash and cash equivalents
Cash at banks	290,901	370,487
Liquidity funds	355,044	223,424
Short-term investments	29,311	1,043,910
	675,256	1,637,821
Other investments - current
Fixed income (time-deposit, zero coupon bonds, commercial papers)	722,328	896,166
Bonds and other fixed income	1,273,673	834,281
Fund investments	376,998	239,184
	2,372,999	1,969,631
Other investments - non-current
Bonds and other fixed income	857,959	398,220
Fixed income (time-deposit, zero coupon bonds, commercial papers)	140,292	-
Others	7,049	7,411
	1,005,300	405,631

21	Borrowings

	Year ended December 31,
	2024	2023
Non-current
Bank borrowings	11,399	48,304
	11,399	48,304
Current
Bank borrowings	411,541	513,909
Bank overdrafts	14,458	21,224
	425,999	535,133
Total Borrowings	437,398	583,437

The maturity of borrowings is as follows:

At December 31, 2024	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total

Borrowings	425,999	11,399	-	-	437,398
Total borrowings	425,999	11,399	-	-	437,398

Interest to be accrued	6,270	672	-	-	6,942
Total	432,269	12,071	-	-	444,340

At December 31, 2023	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total

Borrowings	535,133	46,804	1,500	-	583,437
Total borrowings	535,133	46,804	1,500	-	583,437

Interest to be accrued	10,510	3,533	283	-	14,326
Total	545,643	50,337	1,783	-	597,763

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Significant borrowings include:

In millions of U.S. dollars
Disbursement date	Borrower	Type	Final maturity	Outstanding
2024	Tubos de Acero de Mexico S.A.	Bilateral	2025	200
2024	Tenaris Tubocaribe Ltda.	Bilateral	2025	40
2017	Global Pipe Company	Bilateral	2026	26
2023	Siderca SAIC	Bilateral	2025	20

As of December 31, 2024, Tenaris was in compliance with all of its covenants, or obtained the necessary waivers from the applicable financial institution if the covenants were not met.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2024 and 2023, considering hedge accounting where applicable.

	2024	2023
Total borrowings	6.52%	10.56%

Breakdown of long-term and short-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2024	2023
USD	Variable	-	20,000
SAR	Fixed	9,903	23,803
SAR	Variable	1,496	4,501
Total non-current borrowings		11,399	48,304

Current borrowings

		Year ended December 31,
Currency	Interest rates	2024	2023
USD	Variable	260,866	221,008
USD	Fixed	9,173	111,654
BRL	Variable	-	39,947
EUR	Fixed	14,278	25,104
ARS	Fixed	8,551	23,462
SAR	Variable	3,018	3,035
SAR	Fixed	130,113	110,923
Total current borrowings		425,999	535,133

Borrowings evolution

	Year ended December 31, 2024
	2024	2023
At the beginning of the year	583,437	728,762
Translation differences	(6,805)	(74,806)
Proceeds and repayments, net	(128,761)	(211,797)
Interests accrued less payments	(3,707)	(2,691)
Increase due to business combinations (*)	-	122,839
Overdrafts variation	(6,766)	21,130
At the end of the year	437,398	583,437

(*) For the year 2023, related to GPC acquisition.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

22	Deferred tax assets and liabilities

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year is as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	618,874	114,335	160,202	893,411
Translation differences	(194)	(72)	(174)	(440)
Changes due to business combinations (*)	1,223	-	2,033	3,256
Charged to other comprehensive income	-	-	(904)	(904)
Income statement credit	(51,265)	(39,033)	(46,940)	(137,238)
At December 31, 2024	568,638	75,230	114,217	758,085

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	575,667	43,532	114,542	733,741
Translation differences	41	113	397	551
Increase due to business combinations (**)	4,175	7,563	5,498	17,236
Charged to other comprehensive income	-	-	138	138
Income statement charge	38,991	63,127	39,627	141,745
At December 31, 2023	618,874	114,335	160,202	893,411

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

(**) For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	31,511	199,019	634,894	185,997	1,051,421
Translation differences	(22)	(277)	(76)	(829)	(1,204)
Changes due to business combinations (*)	-	88	(414)	1,821	1,495
Charged to other comprehensive income	-	-	(2,006)	885	(1,121)
Income statement credit / (charge)	24,436	(44,915)	82,400	(27,070)	34,851
At December 31, 2024	55,925	153,915	714,798	160,804	1,085,442

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	25,817	180,152	310,589	156,984	673,542
Translation differences	6	24	(1)	611	640
Increase due to business combinations (**)	1,374	223	1,875	35,941	39,413
Charged to other comprehensive income	-	-	-	2,342	2,342
Income statement credit / (charge)	4,314	18,620	322,431	(9,881)	335,484
At December 31, 2023	31,511	199,019	634,894	185,997	1,051,421

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

(**) For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred tax assets related to tax losses of Tenaris subsidiaries are recognized to the extent it is probable that future taxable profits will be available, against which such losses can be utilized. The utilization of such tax losses may also be restricted by the nature of the profit, expiration dates and / or potential limitations on their yearly consumption. In determining the amount of deferred taxes to be recognized, Tenaris considered existing evidence, both positive and negative, including the historical taxable profits and the projections of future taxable profits prepared by management to assess the probability that the deferred tax assets will be realized. Management applies significant judgment in assessing the likelihood that future taxable profits will be available.

Deferred tax assets related to tax losses as of the end of 2024 and 2023 include $623.8 million and $550.3 million respectively, recognized in its Luxembourg subsidiary mainly due to impairment charges over certain undertakings in the past years. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation. Losses incurred as from 2017 may be carried forward for a maximum of 17 years.

Tenaris has concluded as of end 2024 and 2023 that it is probable that sufficient future taxable profits will be generated by business carried out by its Luxembourg subsidiary which has expanded its activities including sales, distribution, logistics and marketing of steel products and other related services, against which the above-mentioned tax losses could be utilized prior to their expiration.

Deferred tax assets related to tax losses as of the end of 2024 and 2023 also include $79.4 million and $77.9 million respectively, from U.S. subsidiaries mainly related to the acquisition of IPSCO in 2020. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

Approximately 97% of the recognized tax losses have an expiration date in more than 5 years or do not expire.

As of December 31, 2024, the unrecognized deferred tax assets originating in tax losses or tax credits amounted to $2,683.5 million.

Approximately 98% of the unrecognized deferred tax assets have an expiration date in more than 5 years or do not expire.

The estimated recovery analysis of deferred tax assets and settlement of deferred tax liabilities, which takes into consideration management assumptions and estimates, is as follows:

	Year ended December 31,
	2024	2023
Deferred tax assets to be recovered after 12 months	755,743	655,415
Deferred tax liabilities to be settled after 12 months	696,693	689,976

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2024	2023
Deferred tax assets	831,298	789,615
Deferred tax liabilities	503,941	631,605
	327,357	158,010

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The movement in the net deferred income tax asset / (liability) account is as follows:

	Year ended December 31,
	2024	2023
At the beginning of the year	158,010	(60,199)
Translation differences	(764)	89
Changes due to business combinations (*)	(1,761)	22,177
Charged to other comprehensive income	(217)	2,204
Income statement credit	172,089	193,739
At the end of the year	327,357	158,010

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisitions. For more information see note 34.

For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

23	Other liabilities

(i)	Other liabilities – Non-current

	Year ended December 31,
	2024	2023
Post-employment benefits	131,564	117,506
Other long-term benefits	101,260	91,435
Miscellaneous	68,927	62,327
	301,751	271,268

Post-employment benefits

	Year ended December 31,
	2024	2023
Unfunded	129,032	112,532
Funded	2,532	4,974
	131,564	117,506

At December 31, 2024 and 2023 the weighted average duration of liabilities related to post-employment benefits was 7 and 6 years, respectively.

▪	Unfunded

	Year ended December 31,
	2024	2023
Values at the beginning of the year	112,532	103,822
Current service cost	7,206	6,537
Interest cost	14,692	11,707
Curtailments and settlements	(131)	(675)
Remeasurements (*)	7,506	8,899
Translation differences	(6,865)	(12,687)
Increase due to business combinations (**)	-	4,531
Benefits paid from the plan	(8,345)	(8,762)
Other	2,437	(840)
At the end of the year	129,032	112,532

(*) For the year 2024 a loss of $1.6 million is attributable to demographic assumptions and a loss of $5.9 million to financial assumptions.

For the year 2023 a loss of $0.6 million is attributable to demographic assumptions and a loss of $8.3 million to financial assumptions.

(**) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2024	2023
Discount rate	3% - 8%	3% - 7%
Rate of compensation increase	2% - 6%	2% - 5%

As of December 31, 2024, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $6.6 million and $5.7 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $4.3 million and $4.8 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2024	2023
Present value of funded obligations	91,698	123,234
Fair value of plan assets	(102,653)	(134,052)
Asset (*)	(10,955)	(10,818)

(*) In 2024 and 2023, $13.5 million and $15.8 million corresponding to plans with surplus balances that were reclassified within other non-current assets, respectively, consequently the net post-employment benefits funded exposed as liabilities amounted to $2.5 million and $5.0 million respectively.

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2024	2023
At the beginning of the year	123,234	116,617
Translation differences	(5,627)	1,940
Current service cost	176	-
Interest cost	5,424	5,715
Remeasurements (*)	(182)	2,142
Increase due to business combinations (**)	-	4,708
Benefits paid	(8,300)	(8,459)
Other	(23,027)	571
At the end of the year	91,698	123,234

(*) For the year 2024 a loss of $0.1 million is attributable to demographic assumptions and a loss of $0.1 million to financial assumptions.

For the year 2023 a loss of $0.9 million is attributable to demographic assumptions and a loss of $1.3 million to financial assumptions.

(**) For the years 2024 and 2023, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2024	2023
At the beginning of the year	(134,052)	(126,842)
Translation differences	7,047	(1,897)
Return on plan assets	(6,010)	(6,121)
Remeasurements	(302)	(4,225)
Increase due to business combinations (*)	-	(3,903)
Contributions paid to the plan	(1,269)	-
Benefits paid from the plan	8,300	8,459
Other	23,633	477
At the end of the year	(102,653)	(134,052)

(*) For the years 2024 and 2023, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2024	2023
Equity instruments	3%	18%
Debt instruments	60%	33%
Others (*)	37%	49%

(*) For the years 2024 and 2023, mainly include annuities purchased from an insurance company for the benefit of current and future retirees.

There are no unusual, entity-specific, or plan-specific risks in terms of the plan assets of funded pension plans.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2024	2023
Discount rate	5% - 6%	5% - 5%
Rate of compensation increase	3% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2024, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $8.8 million and $7.4 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $0.6 million and $0.7 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The expected employer contributions for the year 2025 are not material.

The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

(ii)	Other liabilities – Current

	Year ended December 31,
	2024	2023
Payroll and social security payable	270,016	301,213
Shares to be settled under buyback program	243,264	86,240
Miscellaneous	72,495	35,192
	585,775	422,645

24	Non-current allowances and provisions

Liabilities

	Year ended December 31,
	2024	2023

Values at the beginning of the year	101,453	98,126
Translation differences	(11,718)	4,260
Increase due to business combinations (*)	(900)	1,500
Additional allowance	10,077	1,901
Reclassifications	(9,839)	(164)
Used and other movements	(6,967)	(4,170)
Values at the end of the year	82,106	101,453

Non-current allowances and provisions related to liabilities include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

(*) For the years 2024 and 2023, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

25	Current allowances and provisions

(i)	Deducted from assets

Year ended December 31, 2024	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(49,046)	(3,439)	(209,110)
Translation differences	194	324	897
Changes due to business combinations (*)	(1,151)	-	(3,676)
(Additional) / reversal allowances	1,095	(546)	(41,240)
Used and other movements	783	567	49,955
At December 31, 2024	(48,125)	(3,094)	(203,174)

Year ended December 31, 2023	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(45,495)	(3,479)	(222,666)
Translation differences	(128)	(88)	(452)
Increase due to business combinations (**)	(899)	-	(9,179)
(Additional) allowances	(3,590)	(107)	(13,581)
Used	1,066	235	36,768
At December 31, 2023	(49,046)	(3,439)	(209,110)

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

(**) For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

(ii)	Liabilities

Year ended December 31, 2024	Sales risks	Other claims and contingencies (*)	Total

Values at the beginning of the year	19,940	16,019	35,959
Translation differences	(1,301)	(18,978)	(20,279)
Changes due to business combinations (**)	-	722	722
Additional provisions	21,296	106,198	127,494
Reclassifications	-	9,839	9,839
Used	(23,564)	(10,827)	(34,391)
At December 31, 2024	16,371	102,973	119,344

Year ended December 31, 2023	Sales risks	Other claims and contingencies (*)	Total

Values at the beginning of the year	3,186	7,999	11,185
Translation differences	285	(208)	77
Increase due to business combinations (**)	-	5,317	5,317
Additional provisions	30,057	6,941	36,998
Reclassifications	-	164	164
Used	(13,588)	(4,194)	(17,782)
At December 31, 2023	19,940	16,019	35,959

(*) Other claims and contingencies mainly include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

For the year 2024, includes $89.4 million related the ongoing litigation related to the acquisition of participation in Usiminas. For more information see note 27 (i).

(**) For the years 2024 and 2023, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

26	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

	Year ended December 31,
	2024	2023
Other derivatives	7,484	9,801
Contracts with positive fair values	7,484	9,801

Other derivatives	(8,300)	(11,150)
Contracts with negative fair values	(8,300)	(11,150)
Total	(816)	(1,349)

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

Foreign exchange and commodities derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 31, 2024 and 2023 were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2024	2023	2024	2023
BRL	USD	2025	(2,818)	49	1,776	49
EUR	USD	2025	(2,551)	5,557	(2,091)	624
USD	BRL	2025	1,579	(1,009)	-	-
USD	CAD	2025	1,465	(836)	-	-
USD	EUR	2025	1,089	(2,966)	383	7,142
MXN	USD	2025	770	-	-	-
USD	KWD	2025	569	(50)	-	(388)
USD	MXN	2025	(282)	(2,125)	-	-
USD	NGN	2025	(212)	-	-	-
USD	COP	2025	202	-	-	-
USD	GBP	2025	134	(51)	-	-
USD	CNY	2025	73	(335)	-	501
RON	USD	2025	(31)	261	-	-
Others		2025	5	(49)	120	-
Total			(8)	(1,554)	188	7,928

		Fair Value		Hedge Accounting Reserve
Commodity Derivatives	Term	2024	2023	2024	2023
LME Scrap	2025	(1,974)	1,376	(1,974)	1,376
PSV Gas	2025	1,097	(2,566)	1,097	(2,566)
Nickel	2025	52	1,966	52	1,966
Houston Ship Channel Gas	2025	34	(231)	34	(231)
Electric Energy	2025	(17)	(340)	(17)	(340)
Total		(808)	205	(808)	205

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-2022	Movements 2023	Equity Reserve Dec-2023	Movements 2024	Equity Reserve Dec-2024
Foreign Exchange & Commodities	13,122	(4,989)	8,133	(8,753)	(620)
Total Cash flow Hedge	13,122	(4,989)	8,133	(8,753)	(620)

Tenaris estimates that the majority of the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2024 will be recycled to the Consolidated Income Statement during 2025. For information on hedge accounting reserve, see section III.D to these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

27	Contingencies, commitments and restrictions on the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those situations, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

The Company is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CSN made several submissions in connection with the SCJ’s March 7, 2023 decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Confab and the three subsidiaries of Ternium should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Confab and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of Confab and the other T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment thorough December 31, 2024, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Confab if CSN finally prevails on its claims, would be of approximately BRL553.4 million (approximately $89.4 million at the BRL/$ rate as of such date).

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Confab and the other T/T Group entities filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. The Company, however, cannot predict the ultimate resolution of the matter.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL110.5 million (approximately $17.8 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL94.8 million (approximately $15.3 million) of damages arising therefrom. Confab has additional defence arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. On August 26, 2024, the court issued a decision rejecting certain procedural objections and ordering that new expert evidence be produced. As a result, the trial was redirected to the first instance court for new technical evidence to be produced by a new expert. On September 9, 2024, Veracel filed a motion for clarification, which was responded by Confab on October 23, 2024, and remains pending decision. At this stage, the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavourable outcome.

▪	Petrobras-related proceedings and claims

Upon learning that Brazilian, Italian and Swiss authorities were investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company was not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On February 22, 2024, the court of appeals referred the case to the court of cassation, which, on May 23, 2024, confirmed the decision of the first-instance court and closed the case.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. On December 11, 2024, the Confab executives were acquitted. The acquittal has already been appealed, so the criminal proceedings continue to be underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for damages against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of December 31, 2024, the aggregate amount of these claims was estimated at BRL193.2 million (or approximately $31.2 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office, which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating purported irregularities referred to in certain 2019 administrative proceedings. Confab has recently received notice of these proceedings and, based on a preliminary analysis, believes that the General Controllers Office proceedings do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and will vigorously contest them. At this stage, however, the Company cannot predict the outcome of these administrative proceedings.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision. Special appeals were filed by Confab in July 2023 and by the Brazilian General Tax Attorney in September 2023. The parties are currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL62.1 million (approximately $10.0 million). At this stage, the Company cannot predict the outcome of this claim.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

▪	U.S. Antidumping Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on October 27, 2022, the International Trade Commission (“ITC”) determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties have appealed the agency determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States. As a result of the investigation, and unless overturned on appeal, Tenaris is required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. Tenaris has been paying such deposits since May 11, 2022, reflecting the amount of such deposits in its costs. The deposit rates may be reset periodically based on the results of the review process. It is possible that, through the periodic review process, the deposits may be either returned to Tenaris in whole or in part, or may be increased.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a long-term contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2024, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $28.1 million.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	A Mexican subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective in April 2021, with an original duration of 3 years. In September 2023, the parties agreed to extend its term until December 31, 2024 and in October 2024, agreed a renovation until December 31,2025. As of December 31, 2024, the estimated aggregate contract amount calculated at current prices, was approximately $57.7 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there would be no minimum yearly purchase requirement for the OCTG product category for 2022, and there would be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products were made during 2023 or 2024.

▪	Certain subsidiaries of the Company entered into a long-term contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 chrome alloy products. Such contract foresees a penalty for a maximum amount of $25.1 million in case of early termination. The contract is valid until June 30, 2029.

▪	Certain subsidiaries of the Company entered into short-term agreements with Vestas Group for the supply of materials and services related to the construction of a wind farm in Argentina. As of December 31, 2024, the amount related to these commitments was $90.1 million.

▪	An Argentine subsidiary of the Company entered into short-term agreements with COARCO S.A. for execution of civil and electrical works, including auxiliary services, related with the construction of a wind farm in Argentina. As of December 31, 2024, the amount related to these commitments was $39.9 million.

▪	A U.S. subsidiary of the Company entered into a one-year agreement with U.S. Steel Corporation under which it is committed to take or pay on a monthly basis a specified minimum volume of steel billets, at prices calculated on a monthly basis. As of December 31, 2024, the estimated aggregate contract amount, calculated at current prices, stands at approximately $31.2 million.

▪	An Argentine subsidiary of the Company entered into a contract with Usiminas from which it committed to purchase steel coils for a remaining amount of approximately $88.2 million to use for manufacturing welded pipes for the VMOS project in the Vaca Muerta shale in Argentina.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 14 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers and Tenaris companies for approximately $4.1 billion as of December 31, 2024.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

(iii)	Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve is until such reserve equals 10% of the issued share capital.

On April 30, 2024, the extraordinary general meeting of shareholders approved the cancelation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced. As of December 31, 2024, this reserve remains fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

28	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

29	Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Financial Statements the application of existing foreign exchange regulations remains uncertain, and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has remained stable during the twelve-month period ended December 31, 2024, but it is unclear if it will be further modified in the short term.

▪	Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred for 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party).

▪	Access to the MULC to pay for imports of goods with customs clearance as from December 13, 2023, does not require government approval. Payment of the price of such imports is deferred for varying periods of time depending on the date of customs clearance; in the case of imports of goods with customs clearance on or after October 21, 2024, the price may be paid in full as from the 30th calendar day as from the date of custom clearance. Advance payments or at sight cannot be made. In December 2024, the government eliminated the tax on imports.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

The above-described measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina through the MULC at the official exchange rate.

Access to foreign currency and transfers out of Argentina can be achieved, however, through securities transactions involving bonds or shares with multiple listings, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Such transactions are subject to certain restrictions and limits, which change from time to time, and often result in a financial loss being generated at the time of making any such transaction. For example, in the past, the Argentine Securities Commission imposed several additional restrictions on such securities transactions, including a requirement to give prior notice to the Argentine government of any proposed transfer of securities outside of Argentina and a limitation on the amount of any such transfers. It is still unclear if or when the new Argentine Securities Commission’s authorities will eliminate or loosen the remaining restrictions.

The exchange rate of the Argentine peso against the U.S. dollar devaluated by more than 100% upon the change of government in December 2023. Since then and until December 2024, the new Administration maintains a “crawling peg” policy by devaluating the Argentine currency at a rate of approximately 2% per month, rate which will be reduced to 1% per month as from February 1, 2025. The extent and rate of the crawling peg remains unclear. Tenaris’s financial position in Argentine pesos as of December 31, 2024, amounted to a net short exposure of approximately $40.6 million. In the event of an additional devaluation, our Argentine subsidiaries, which hold U.S. dollar-denominated Argentine bonds for an aggregated value of $217.9 million, may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

As of December 31, 2024, the total equity of Argentine subsidiaries represented approximately 11% of Tenaris’s total equity and the sales made by Argentine subsidiaries during the period ended December 31, 2024, amounted approximately to 19% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of December 31, 2024, are valued at the prevailing official exchange rate.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Financial Statements should be read taking into account these circumstances.

30	Cash flow disclosures

		Year ended December 31,
		2024	2023	2022
(i)	Changes in working capital (*)
	Inventories	184,996	186,903	(1,329,865)
	Receivables and prepayments, contract assets and current tax assets	(60,456)	64,000	(155,449)
	Trade receivables	550,334	153,920	(1,208,278)
	Other liabilities	(100,133)	28,275	57,389
	Customer advances	(71,100)	(101,646)	151,066
	Trade payables	(216,724)	(149,024)	353,892
		286,917	182,428	(2,131,245)
(ii)	Income tax accruals less payments
	Tax accrued	479,680	674,956	617,236
	Taxes paid	(702,190)	(818,347)	(359,585)
		(222,510)	(143,391)	257,651
(iii)	Interest accruals less payments, net
	Interest accrued, net	(181,107)	(106,612)	(34,080)
	Interest received	240,809	147,473	68,335
	Interest paid	(60,769)	(94,341)	(32,775)
		(1,067)	(53,480)	1,480

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

31	Related party transactions

As of December 31, 2024:

▪	San Faustin S.A., a Luxembourg société anonyme, owned 713,605,187 shares in the Company, representing 61.37% of the Company’s share capital and 65.81% of the voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.07% of the Company’s share capital and 0.08% of the voting rights.

Transactions and balances disclosed as with “associated companies” are those with companies over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “other related parties”.

		Year ended December 31,
(i)	Transactions	2024	2023	2022
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	37,551	56,152	100,019
	Sales of goods to other related parties	83,250	121,679	151,884
	Sales of services and others to associated companies	3,456	1,564	1,472
	Sales of services and others to joint ventures	139	135	131
	Sales of services and others to other related parties	127,940	109,553	109,123
		252,336	289,083	362,629
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	154,772	324,556	555,257
	Purchases of goods to joint ventures	23,466	72,741	101,620
	Purchases of goods to other related parties	70,425	61,366	51,040
	Purchases of services and others to associated companies	17,544	13,349	13,759
	Purchases of services and others to other related parties	55,576	76,751	36,767
		321,783	548,763	758,443
	(c) Financial Results
	Income from joint ventures	6,218	5,645	3,804
		6,218	5,645	3,804

	(d) Dividends
	Dividends received from associated companies	71,211	69,216	64,189
	Dividends distributed to Techint Holdings S.àr.l.	478,115	385,347	321,122

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

		At December 31,
(ii)	Period-end balances	2024	2023
	(a) Arising from sales / purchases of goods / services and other transactions
	Receivables from associated companies	3,133	7,589
	Receivables from joint ventures	68,759	63,374
	Receivables from other related parties	47,713	62,986
	Payables to associated companies	(23,531)	(21,012)
	Payables to joint ventures	(52)	(28,361)
	Payables to other related parties	(12,165)	(11,488)
		83,857	73,088
	(b) Financial debt
	Finance lease liabilities from associated companies	(1,026)	(1,459)
	Finance lease liabilities from other related parties	(260)	(375)
		(1,286)	(1,834)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, please see note 14 (c) and note 27 (ii) to these Consolidated Financial Statements. No other material guarantees were issued in favor of other related parties.

Directors and senior management compensation

During the years ended December 31, 2024, 2023 and 2022, the cash compensation of Directors and Senior managers amounted to $33.4 million, $47.5 million and $35.2 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 448, 388 and 437 thousand units for a total amount of $6.9 million, $5.6 million and $5.1 million respectively in connection with the Employee retention and long-term incentive program mentioned in note II.P.3 “Employee benefits – Other long-term benefits” to these Consolidated Financial Statements.

32	Principal accountant fees

Total fees accrued for professional services rendered to Tenaris S.A. and its subsidiaries by Ernst & Young S.A. (“EY”) for the year 2024 and by PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé (“PwC”) for the years 2023 and 2022 are detailed as follows:

	Year ended December 31,
	2024	2023	2022
Audit fees	4,569	4,386	3,966
Audit-related fees	51	273	255
Tax fees	78	148	-
All other fees	-	14	11
Total	4,698	4,821	4,232

In addition, in the year 2023, PwC rendered $242 thousand for tax services to the recently acquired Mattr’s pipe coating business unit.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

33	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2024, 2023 and 2022.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2024	2023	2022
ALGOMA TUBES INC.	Canada	Manufacturing of welded and seamless steel pipes	100%	100%	100%
BREDERO SHAW INTERNATIONAL B.V. and subsidiaries	Netherlands	Holding company and supplier of pipe coating services	100%	100%	NA
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes	100%	100%	100%
DALMINE S.p.A. and subsidiaries (a)	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
EXIROS B.V. and subsidiaries (b)	Netherlands	Procurement and trading services	50%	50%	50%
HYDRIL COMPANY	USA	Manufacturing and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO. and subsidiaries (c)	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries (d)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial operations	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries	Uruguay	Marketing, distribution of steel products and holding company	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS GLOBAL SERVICES and INVESTMENTS S.àr.l. and subsidiaries	Luxembourg	Marketing and distribution of steel products, financial operations and holding company	100%	100%	100%
TENARIS QINGDAO STEEL PIPES LTD.	China	Processing of premium joints, couplings and automotive components	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A. and subsidiaries	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

Tenaris holds 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Tubulars Finishing Nigeria Limited, 49% of Amaja Tubular Services Limited, 60% of Tenaris Baogang Baotou Steel Pipes Ltd. Until 2022 held 98.4% of Tenaris Supply Chain S.A.

(a) Dalmine S.p.A holds 57% of Immobiliare Cultura Industriale S.R.L.

(b) Tenaris holds 50% of the voting rights and Ternium owns the remaining 50%. Exiros provides purchase agency services and raw materials and other products to various companies controlled by or under the significant influence of San Faustin. Pursuant to the Exiros shareholders’ agreement, Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

(c) Saudi Steel Pipe Company is a public company listed in the Saudi Arabian Stock Exchange (Tadāwul), Tenaris holds 47.79% and has the right to nominate the majority of the members of the board of directors, therefore Tenaris has control over SSPC. Since May, 2023, Saudi Steel Pipe Co. holds 57.3% of Global Pipe Company, therefore Tenaris has control over Global Pipe Company.

(d) Until its liquidation in April 2023 Siderca held 51% of NKKTubes.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

34	Business combinations

Acquisition of the Pipe Coating Business Unit of Mattr

▪	Acquisition and price determination

On November 30, 2023, Tenaris completed the acquisition of Mattr’s pipe coating business unit and other specific assets for $182.6 million paid in cash. Under the purchase contract, the acquisition price was paid based on an estimated closing statement and the final price was subject to a true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. On July 31, 2024, the parties entered into a settlement agreement, pursuant to which the parties agreed that the aggregate shortfall payment payable by Mattr to Tenaris amounted to $32.3 million and, accordingly, the final purchase price was $150.2 million.

The business acquired includes nine plants located in Canada, Mexico, Norway, Indonesia, the UAE and the U.S. and several mobile concrete plants. The business also includes world-class R&D facilities in Toronto and Norway and a wide IP/product portfolio.

The Company consolidated the balances and results of operations of the acquired business as from November 30, 2023.

For the twelve-month period ended December 31, 2024, the acquired business contributed revenues of $347.1 million, represented a minor contribution to Tenaris’s results, and was initially assigned to the Other segment but subsequently reclassified to the Tubes segment.

▪	Fair value of net assets acquired

The application of the acquisition method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets, property, plant and equipment as well as the liabilities assumed at the date of the acquisition, including the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates and the discount rate. The fair values determined at the acquisition date are based on discounted cash flows and other valuation techniques.

The purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, during the twelve month following the acquisition date, the Company continued reviewing the allocation and, based on new information related to events or circumstances existing at the acquisition date, made certain adjustments over the value of the identifiable assets acquired such as property, plant and equipment, intangible assets, working capital and other assets and liabilities.

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (November 30, 2023) in Millions of USD:	Final	Preliminary
Property, Plant and Equipment	115	126
Intangible assets	14	29
Working capital	(2)	(13)
Cash and Cash Equivalents	20	21
Provisions	(7)	(7)
Other assets and liabilities, net	11	13
Net assets acquired	152	169

The fair value of the net assets acquired shown above amounted to approximately $152.5 million. The preliminary purchase price allocation resulted in a goodwill of approximately $13.6 million. However, following the completion of the previously mentioned purchase price allocation and a concurrent price adjustment, the business combination resulted in a bargain purchase of approximately $2.2 million, recorded in Other operating income.

Acquisition-related costs for the year ended December 31, 2024 and 2023, amounted to $1.3 million and $1.1 million, respectively and were included in general and administrative expenses.

The price purchase allocation of the remaining business combinations that occurred during 2023 were finalized during the year ended December 31, 2024 without any further adjustments.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

35	Share Buyback Programs

First Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion, to be executed within a year, with the intention to cancel the ordinary shares acquired through the program.

The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the first share buyback program, Tenaris entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the first share buyback program, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, the Company purchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital at the beginning of the program, for a total consideration of $1.2 billion.

Second Share Buyback Program

On November 6, 2024 the Company’s board of directors approved a follow-on share buyback program of up to $700 million, with the intention to cancel the ordinary shares acquired through the program, under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

This follow-on share buyback program will cover up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares representing the remainder 3.93% of the Company’s issued share capital (measured also as at the launch of the first share buyback program), to complete the maximum of 10% of the share capital that may be repurchased by the Company).

During the year ended December 31, 2024, the Company purchased 83,616,548 shares, for $1,441.8 million (net of a performance amount of $7.4 million), out of which, $1,439.6 were paid. During the year ended December 31, 2023, the Company purchased 12,648,091 shares, for a value of $213.7 million (net of a performance amount of $0.7 million) out of which, $213.7 were paid.

For purposes of carrying out the second share buyback program, Tenaris entered into non-discretionary buyback agreement with a primary financial institution that will make trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and will act in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

On April 30, 2024, the extraordinary shareholders meeting approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company, which had been acquired throughout the first tranche of the first share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the corresponding amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective April 30, 2024, the share capital of the Company was reduced from $1,180,536,830 (represented by 1,180,536,830 shares with a par value of $1 per share) to $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share).

As of December 31, 2024, the Company held 78,485,337 shares as treasury shares. The Company intends to cancel all treasury shares purchased under the share buyback programs in due course.

As of December 31, 2024 and 2023, the Company held a liability in connection to the shares to be settled under the share buyback programs that amounted to $243.3 million and $86.2 million, respectively, valued at fair value.

Further information on the buyback transactions is available on Tenaris’s corporate website under the Share Buyback Program Section.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

36	Climate change

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets, and adapts its business strategy accordingly.

In February 2021 Tenaris set a medium-term target to reduce its carbon emissions intensity rate by 30% by 2030, compared to a 2018 baseline, considering Scopes 1 and 2 emissions plus Scope 3 emissions related to raw materials and steel purchased from third parties. In February 2025, the baseline for this medium-term target was reset to take into account the expanded perimeter of Tenaris through various acquisitions since 2018, the inclusion of intermill transportation emissions within the target scope, and additions and other changes in raw material emission factors to more accurately represent their use in its operations. The Company aims to achieve this target by using a higher proportion of recycled steel scrap in the metallic mix, by making investments to increase energy efficiency and the use of renewable energy in its energy requirements, and selective sourcing for raw material and steel purchases.

In particular, a large proportion of these investments in projects aimed at reducing emissions are being directed to installing renewable energy capacity for use in the Company’s operations. In October 2023, following an investment of approximately $200 million, Tenaris put into operation a wind farm in Argentina, which supplies, through the interconnected grid, 103.2 MW of power, or close to 50% of their total electric power requirements, to its industrial facilities in Campana. In November 2023, the Company’s Board of Directors approved an investment plan to build a second wind farm in Argentina at a cost of approximately $214 million, which would supply a further 30% of the current energy requirements of its facilities in Campana.

Tenaris encourages the use of sustainable practices among its suppliers and, in March 2023, it adopted a Sustainable Sourcing Policy to enhance its efforts in this area. The new Sustainability Sourcing Policy will help Tenaris to understand better the real emission levels of its suppliers and identify opportunities for improvement in line with its reduction target.

The medium-term target forms part of a broader objective of decarbonizing the Company’s operations and reaching carbon neutrality. At the same time, the Company is increasing its sales for low-carbon energy applications, such as hydrogen, geothermal and carbon capture and storage. These sales currently account for a relatively small proportion of overall sales but are expected to grow in the coming years.

In its assessment of climate change and energy transition potential impact on operations, Tenaris also considers that the countries in which it operates and its customers are also establishing their own decarbonization strategies and objectives, and that some customers are requesting specific information from their suppliers, including Tenaris, concerning the carbon emissions and Environmental, Social and Governance (“ESG”) practices in their supply chain, and that they may adjust their supply practices in light of that information.

The recoverable value assessments performed by the Company for purposes of the preparation of these financial statements reflects management’s views on the energy transition and climate change and their potential medium- and long-term impact on Tenaris’s operations and its sales. In addition, the Company carefully monitors the medium- and long-term outlook scenarios published by leading industry experts on how the energy transition could affect global demand for energy and oil and gas and how this could affect the global demand for tubular products and its sales. Furthermore, estimates and assumptions used in the Company’s impairment tests over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and current government regulations on energy transition and climate-related matters, as well as on Tenaris’s current short-term investment plans. As of the date of these financial statements, the Company does not believe that climate-related matters should trigger any material adjustments to the conclusions of its impairment tests or the valuation of the above mentioned areas.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

37	Events after the reporting period

Recently Announced 25% Tariff on Steel Imports in the United States

On February 1, 2025, the U.S. government announced the imposition of flat tariffs applicable to all products imported from Mexico and Canada, but subsequently suspended the effectiveness of such tariffs for one month.

On February 10, 2025, the U.S. government announced changes to the tariffs applicable to imported steel products, including those produced and sold by the Company, effective March 12, 2025. If they enter into effect, the changes would impose a 25% tariff on virtually all steel imports, including certain downstream (“derivative”) products. Exclusions that currently exempt specific products and countries from the existing tariffs would end under the announced plan.

On February 13, 2025, President Trump announced that he will take executive action in the future to implement a reciprocal tariff scheme, without providing any further details.

The announced tariffs on steel imports and any future reciprocal tariffs could affect market prices and dynamics, supply chains, and cost structures. However, implementation is still uncertain.  Negotiations between trading partners on this matter are also not unlikely. The potential for litigation or international retaliation introduces further uncertainties. In this context, the Company is unable at this time to predict the evolution or ultimate outcome of these developments, or to quantify the impact that the announced measures, if maintained, would have on its business or financial condition.

Annual Dividend Proposal

Upon approval of the Company´s annual accounts on April 1, 2025, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 6, 2025, the payment of an annual dividend of $0.83 per outstanding share ($1.66 per ADS), or approximately $0.9 billion, which includes the interim dividend of $0.27 per outstanding share ($0.54 per ADS) or approximately $0.3 billion, paid on November 20, 2024. If the annual dividend is approved by the shareholders, a dividend of $0.56 per outstanding share ($1.12 per ADS), or approximately $0.6 billion will be paid on May 21, 2025, with record date on May 20, 2025. These Consolidated Financial Statements do not reflect this dividend payable.

Alicia Móndolo

Chief Financial Officer